UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period October 2002	File No.0-29948

STARFIELD RESOURCES INC.
(Name of Registrant)

420 – 625 Howe Street, Vancouver, British Columbia, CANADA V6C 2T6
(Address of principal executive offices)

1	Interim Financial Statements for the Quarter Ended August 31, 2002, Submitted 10/28/02
2	Form 51 – 901F – for the Quarter Ended August 31, 2002, Submitted 10/28/02
3	Amended Form – 901F – for the Quarter Ended August 31, 2002, Submitted 10/29/02
4	Press Release dated October 8, 2002
5	Press Release dated October 23, 2002
6	Press Release dated October 28, 2002
7	Press Release dated November 27, 2002
8	Press Release dated November 28, 2002
9	BC Form 51-901-F dated November 30, 2002
10	Interim financial statements, dated November 30, 2002
11	Press Release dated December 4, 2002
12	Press Release dated December 18, 2002
13	Press Release dated December 31, 2002
14	Press Release dated January 24, 2003
15	Press Release dated January 29, 2003
16	Press Release dated February 14, 2003
17	Press Release dated February 18, 2003
18	Press Release dated March 4, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form
40-F.	FORM 20-F XXX	FORM 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.	Yes _____	No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIELD RESOURCES INC.
(Registrant)

March 13, 2003	By: /s/ Glen J. Indra, President
Date

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at August 31, 2002 and the interim statements of loss and deficit and cash flow for the first quarter then ended from the information provided by Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, BC
September 23, 2002	Chartered Accountants

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

AUGUST 31, 2002

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	August 31	February 28
	2002	2002
	$	$

ASSETS
CURRENT ASSETS
Cash	8,899	972,746
Accounts receivable	188,320	22,427
Share subscriptions receivable (Note 12a)	521,000	-
Refundable deposits	35,000	35,000
Prepaid expenses	108,650	57,245
	861,869	1,087,418
MINERAL PROPERTIES (Note 4)	18,253,260	14,820,574
CAPITAL ASSETS (Note 5)	24,727	50,131
	19,139,856	15,958,123

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,478,648	281,848
Loans payable	285,600	-
Large corporate capital tax payable	20,397	12,679
Current portion of obligation under capital leases (Note 6)	8,434	15,683

	1,793,079	310,210
OBLIGATION UNDER CAPITAL LEASES (Note 6)	-	12,998
FUTURE INCOME TAXES (Note 7)	744,960	621,181

	2,538,039	944,389

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	20,835,989	18,588,306
CONTRIBUTED SURPLUS (Note 8)	425,750	-
DEFICIT	(4,659,922)	(3,574,572)

	16,601,817	15,013,734

	19,139,856	15,958,123

APPROVED BY THE DIRECTORS:
"Glen Indra"
Glen Indra, Director
"Glen MacDonald"
Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Second Quarter ended		Year-to-date
	August 31	August 31	August 31	August 31
	2002	2001	2002	2001
	$	$	$	$

EXPENSES
Stock-based compensation	-	-	425,750	-
Travel and conferences	96,813	27,256	146,569	71,727
Advertising and promotion	17,656	49,211	66,289	107,902
Accounting and legal	22,577	16,248	41,146	49,770
Computer	19,909	28,368	47,160	51,212
Consulting fees	41,075	66,974	129,607	130,093
Rent and office services	45,264	39,264	96,230	72,995
Transfer and regulatory fees	18,526	20,724	27,946	34,011
Office	8,431	15,523	24,253	31,517
Management fees	12,000	12,000	24,000	24,000
Investor relations	10,000	9,000	19,000	18,000
Telephone	3,212	5,124	8,228	9,231
Office equipment rent	4,145	-	6,530	-
Loss on disposition of capital assets	-	-	5,096	-
Amortization	1,981	4,090	3,962	8,029
Interest on capital leases	2,181	3,459	3,481	5,867
Interest and bank charges (reversed)	1,182	(15,345)	2,630	(10,618)
Interest income	(19)	(596)	(245)	(2,001)

LOSS BEFORE INCOME TAXES	(304,933)	(281,300)	(1,077,632)	(601,735)
Large corporate capital tax	4,221	-	7,718	-

LOSS	(309,154)	(281,300)	(1,085,350)	(601,735)
DEFICIT – BEGINNING	(4,350,768)	(2,504,783)	(3,574,572)	(2,184,348)

DEFICIT – ENDING	(4,659,922)	(2,786,083)	(4,659,922)	(2,786,083)

LOSS PER SHARE	0.01	0.01	0.02	0.02

See accompanying notes to interim financial statements

     STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOW
FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)
(Exploration Stage Company)
(Presented in Canadian Dollars)

	Second Quarter ended		Year-to-date
	August 31	August 31	August 31	August 31
	2002	2001	2002	2001
	$	$	$	$

OPERATING ACTIVITIES
Loss
Add non-cash items:	(309,154)	(281,300)	(1,085,350)	(601,735)
Stock-based compensation	-	-	425,750	-
Loss on disposition of capital assets	-	-	5,096	-
Amortization	1,981	4,090	3,962	8,029

	(307,173)	(277,210)	(650,542)	(593,706)
Cash provided by changes in non-cash
working capital items:
Accounts receivable	(62,713)	(68,710)	(165,893)	(161,994)
Share subscriptions receivable	(521,000)	-	(521,000)	-
Refundable deposits	-	-	-	(35,000)
Prepaid expenses	44,875	(66,500)	(51,405)	(68,500)
Accounts payable and accrued liabilities	981,319	621,046	1,217,350	845,182
Large corporate capital tax payable	4,221	-	7,718	-

	139,529	208,626	(163,772)	(14,018)

INVESTING ACTIVITIES
Mineral properties	(1,994,806)	(2,773,402)	(3,432,686)	(4,123,207)
Acquisition of capital assets	-	(3,000)	-	(3,000)

	(1,994,806)	(2,776,402)	(3,432,686)	(4,126,207)

FINANCING ACTIVITIES
Loans payable	285,600	-	285,600	-
Future income taxes	123,799	-	123,799	-
Repayment of capital lease liability	(2,051)	(3,920)	(3,901)	(7,841)
Issuance of common shares, units and special warrants net of issue	1,319,273	2,520,209	2,227,113	3,724,085
costs
	1,726,621	2,516,289	2,632,611	3,716,244

INCREASE IN CASH	(128,656)	(51,487)	(963,847)	(423,981)
CASH – beginning	137,555	67,995	972,746	440,489

CASH – ending	8,899	16,508	8,899	16,508

Notes to statement of cash flow:
1)	Interest and income taxes paid	2,181	3,459	3,481	5,867
	Interest paid
	Income taxes paid	-	-	-	-
2)	Non-cash operating, financing and investing activities
	Issuance of common shares for finder fees	-	-	20,550	-
	Capital asset disposed of for amount equal to capital lease liability			16,346

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	STATEMENT OF MANAGEMENT ON UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all adjustments which are, in the opinionofmanagement, necessary for a fair statement of the results for theinterim periodspresented. All such adjustments are of a normal recurring nature.

Note 2	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties.The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements and underwritings.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations arecontinually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

... /2

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Income Taxes

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) regarding accounting for income taxes, which requires the use of asset and liability method.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect whenthe temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	c)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

	d)	Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided as follows:

		Office equipment under capital lease	20% diminishing balance
		Computers under capital lease	30% diminishing balance
		Computers	30% diminishing balance
		Office equipment	20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.

... /3

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 3	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	e)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted averagenumber of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	f)	Stock-based Compensation Plans

The Company has adopted the new recommendations of the Canadian Institute ofChartered Accountants (the “CICA”) regarding accounting for stock-based compensation, which requires the use of fair value based method.

Under this fair value based method, the value of stock-based compensation plan is thesum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time.The Company has a stock-based compensation plan, which is described in Note 8 c).

... /4

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 4 –

Note 4	MINERAL PROPERTIES

	August 31	February 28
	2002	2002
	$	$

Ferguson Lake claims
· Property acquisition deposit	75,000	75,000
· Treasury shares issued	1,700,000	1,700,000
· Annual advance royalty	100,000	100,000
· Exploration work (1)	16,378,260	12,945,574

	18,253,260	14,820,574

Under the terms of the purchase agreement, theCompany earned a100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. TheCompany has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to180 days after receipt of a positive feasibility study recommending commercial production.

     (1) Deferred Exploration Work breakdown:

	Year-to-date	Year ending
	August 31	February 28
	2002	2002
	$	$

Balance – beginning	12,945,574	7,286,616

· Camp support costs including fuel requirements	458,407	784,311
· Mobilization and demoblization	51,596	247,576
· Diamond drilling	1,265,740	1,689,277
· Personnel	544,535	1,097,361
· Air support including helicopter moves	964,155	1,499,530
· Analytical and geophysical services	148,253	340,903

	3,432,686	5,658,958

Balance – ending	16,378,260	12,945,574

... /5

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 5 –

Note 5	CAPITAL ASSETS

		August 31		February 28
		2002		2002

	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$

Computers under capital lease	29,143	14,403	14,740	17,342
Computers	7,578	3,745	3,833	4,509
Office equipment	5,889	1,587	4,302	4,780
Office equipment under

capital lease
	3,572	1,720	1,852	23,500

	46,182	21,455	24,727	50,131

Note 6	OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers and office equipment accounted for as capital leases. Current payments are $1,097 monthly expiring April 2003 through June2003.

The following is a schedule of future lease payments

	August 31	February 28
	2002	2002
	$	$

Total minimum lease payments	11,936	39,853
Less amount representing interest	(3,502)	(11,172)

Balance of obligations	8,434	28,681
Less current portion	(8,434)	(15,683)

Non-current portion	-	12,998

Twelve months ended August 31:
- 2003	8,434	15,683
- 2004	-	12,998

	8,434	28,681

During the first quarter, office equipment under capital lease was disposed of for $16,346, an amount equal to the related obligation under capital lease.

... /6

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)
(An Exploration Stage Company)
(Presented in Canadian Dollars)
PAGE – 6 –

Note 7	FUTURE INCOME TAXES

	August 31	February 28
	2002	2002
	$	$

Total non-current future income tax liabilities:
· Flow-through expenditures tax
benefits renounced to-date	6,947,205	5,922,975

Total non-current future income tax assets:
· Unused tax losses	4,992,956	4,293,435
· Valuation allowance	-	-

	4,992,956	4,293,435

	1,954,249	1,629,540

Effective rate	38.12%	38.12%

Non-current future income tax liabilities	744,960	621,181

... /7

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 7 –

Note 8	SHARE CAPITAL

	August 31	February 28
	2002	2002
	$	$

Authorized:
Unlimited number of common voting shares

without nominal or par value

Unlimited number of First Preferred Shares
Unlimited number of Preferred

Shares

Issued and fully paid:

50,330,317 Common

(February 28, 2002 – 48,222,105 Common)
	20,426,177	19,209,487

Obligation to issue shares	1,154,772	-

Units (1)

Less: Flow-through share tax benefits

renounced to subscribers:
	(744,960)	(621,181)

	20,835,989	18,588,306

Year-to-date, the company renounced $1,024,230 in exploration expenses, transferring the income tax deduction to the subscribers.

(1) Units:

	August 31		February 28
	2002		2002

	#	$	#	$
1,809,681 units of August 1, 2002 private placement were subscribed at $0.40 per unit. Each unit when exercise will result in one common share and one share purchase warrant. The Company raised $684,872, net of $38,000 finder fees, from issuance of the units. The private placement is subject to regulatory approval. (See Subsequent events note 12b)	1,809,681	685,872	-	-

1,302,500 units of August 1, 2002 private placement were subscribed and accepted at $0.40 per unit. Each unit when exercise will result in one common share and one share purchase warrant. The Company will raise $468,900, net of $42,100 finder fees, from issuance of the units. The private placement is subject to regulatory approval. (See Subsequent events note 12a)	1,302,500	468,900	-	-

	3,112,181	1,154,772

... /8

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 8 –

Note 8	SHARE CAPITAL (continued)

During the period issued share capital increased as follows:

	Second Quarter ended		Year-to-date
	August 31, 2002		August 31, 2002
	#	$	#	$

For cash:
– exercise of options	600,000	278,400	877,500	415,950
– exercise of warrants (1)	128,812	73,347	1,189,612	780,190

Non-cash transactions:
– Issuance of shares for finder fees	-	-	41,100	20,550

	728,812	351,747	2,108,212	1,216,690

(1)	Included $63,447 received in May 2002 from subscribers for the exercise of purchase warrants for 110,812 common shares and the common shares were issued in June 2002.

a)	Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital.

Stock options outstanding as at August 31, 2002:

155,000	common shares @ $0.15 each to July 9, 2003
88,000	common shares @ $0.50 each to May 4, 2004
100,000	common shares @ $0.40 each to November 19, 2004
200,000	common shares @ $0.40 each to January 21, 2005
65,000	common shares @ $0.50 each to April 10, 2005
236,000	common shares @ $0.44 each to October 23, 2005
632,000	common shares @ $0.50 each to May 4, 2006
1,250,000	common shares @ $0.50 each to October 24, 2006
1,250,000	common shares @ $0.90 each to March 8, 2007

3,976,000

.../9

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 9 –

Note 8	SHARE CAPITAL (continued)

b)	Warrants

Share purchase warrants outstanding as at August 31, 2002:

	1,905,000	common shares @ $0.60 each to November 2, 2002
	3,000,000	common shares @ $0.75 each to December 28, 2002
	2,246,862	common shares @ $0.60 each to April 11, 2003
	2,401,000	common shares @ $0.55 each to August 27, 2003
	101,250	common shares @ $0.55 each to June 28, 2003
	1,000,000	common shares @ $0.55 each to August 27, 2004 (1)

10,654,112

(1)	On August 9, 2002, the TSX Venture Exchange consented to a time extension from August 27, 2003 to August 27, 2004.

c)	Stock based compensation plans

The weighted average fair market value of options granted after January 1, 2002 is $0.90 per option. The fair value of each option granted was estimated on the date of grant using Modified Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.50%
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	38.78%

Note 9	RELATED PARTY TRANSACTIONS

During the period, the Company had thefollowing transactions with officers and directors of the Company and companies with which officers or directors are related:

	Second quarter ended	Year-to-date
	August 31, 2002	August 31, 2002
	$	$

Exploration costs:
Consulting fees	9,000	18,000

Accounts receivable:
Due from related party	19,393	19,393

Expenses:
Management fees	12,000	24,000

… /10

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 10–

Note 10	ACCUMULATED LOSSES

The Company has accumulated losses for Canadian 4,992,956 which may be carried forward and used to reduce taxable years. Under present tax legislation these losses will expire as follows:

	$

2003	116,264	(1)
2004	40,171
2005	46,056
2006	348,453
2007	569,846
2008	1,177,797
2009	1,994,848
2010	699,521

	4,992,956

(1) This balance expires on February 28, 2003.

Note 11	LEASE OBLIGATIONS

a)
The Company leases its head office premises under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next four years is as follows:

$

12 months ended August 31
- 2003	34,304
- 2004	34,304
- 2005	34,304
-2006	5,717

b)
The Company leases its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2004. Minimum annual rents are $42,672. The minimum obligation under this lease over the next three years is as follows:

$

12 months ended August 31
- 2003	42,672
- 2004	24,892

... /11

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 11–

Note 11	LEASE OBLIGATIONS (continued)

	c)	During the period, the Company entered a 48-month lease agreement for its office copier expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next four years is as follows:

$

12 months ended August 31
- 2003	11,052
- 2004	11,052
- 2005	11,052
- 2006	5,526

Note 12	SUBSEQUENT EVENTS

a)
In September 2002, the Company received $521,000 from subscribers for subscription of 1,302,500 units of its August 1, 2002 private placement accepted in August. The private placement is subject to regulatory approval.

	b)	In September 2002, the Company received additional $458,715 from subscribers for subscription of 1,146,787 units of its August 1, 2002 private placement. The private placement is subject to regulatory approval.

... /12

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 12–

Note 13	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 “Accounting for stock-based Compensation” is effective for fiscal years beginning after December 15, 1995 and encourages, but does not require, companies to record the compensation cost for stock-based employee compensation plans at fair value at the grant date. Accordingly, the compensation cost for stock options is measured at the excess, if any, of the quoted market price of the Company’s stock at the date of grant of the stock option over the amount an employee must pay to acquire the stock. The exercise price of the employee stock options at the grant dates were equal to or greater than the quoted market price requiring no compensation costs to be recorded.

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25). This Interpretation does not have a material effect on the financial statements.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

... /13

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE SECOND QUARTER ENDED AUGUST 31, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 13 –

NOTE 13	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	The following summarizes the balance sheet items with material variations under US GAAP:

	August 31	February 28
	2002	2002
	$	$

Mineral property		-
Share capital	23,928,913	21,681,230
Contributed capital	164,500	164,500
Deficit	(25,744,856)	(21,652,570)

e)	The following table summarizes the loss between CDN GAAP and US GAAP:

	Second quarter ended
	August 31	August 31
	2002	2001
	$	$

Loss under CDN GAAP	1,085,350	601,735

US GAAP material adjustments:
· Write-off of mineral property expenditures	3,432,686	4,123,207
· Stock-based compensation under CDN GAAP	(425,750)	-

Loss under US GAAP	4,092,286	4,724,942

Loss per share under US GAAP
	0.08	0.15

Weighted average number of shares	49,346,802	32,199,656

f)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

				Total
	Share	Contributed	Accumulated	Shareholders’
	Capital	Capital	Deficit	equity
				(Deficiency)
	$	$	$	$

Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160

Share capital issued under CDN	2,247,683	-	-	2,247,683

GAAP
Loss under CDN GAAP	-	-	(1,085,350)	(1,085,350)
US GAAP material adjustments:
· Stock-based compensation
under CDN GAAP	-	-	425,750	425,750
· Mineral property write-off	-	-	(3,432,686)	(3,432,686)

Balance – August 31, 2002	23,928,913	164,500	(25,744,856)	(1,651,443)

SCHEDULE “A”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Quarter Ended August 31, 2002

THE SECOND FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:
For the financial quarter ended:	August 31, 2002
Date of report:	September 23, 2002

Name of issuer:	STARFIELD RESOURCES INC.
Issuer’s address:	420 625 Howe Street, Vancouver BC
Issuer’s fax no.:	(604) 608-0344
Issuer’s telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director’s name:	Glen Indra	Date signed:	October 25, 2002
Director’s name:	Glen MacDonald	Date signed:	October 25, 2002

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended August 31, 2002

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

       See interim statement of loss and deficit and notes to interim financial statements.

Deferred Exploration Work year to date breakdown:
- Camp support costs including fuel requirements	$458,407
- Mobilization and demobilization	51,596
- Diamond drilling	1,265,740
- Personnel	544,535
- Aircraft support including helicopter moves	964,155
- Analytical and Geophysical Services	148,253

$3,432,686

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

       See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Date of issue	June 17, 2002	June 17, 2002	June 17, 2002	June 24, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Purchase warrants	Options
Number/amount	60,812	50,000	18,000	360,000
Price	$0.55	$0.60	$0.55	$0.44
Total proceeds	$33,446.60	$30,000	$9,900	$158,400
Type of consideration	Cash received in first quarter and shares issued in second quarter	Cash received in first quarter and shares issued in second quarter	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	June 24, 2002	June 2002	July 2002	Aug 2002
Type of security	Common shares	Units	Units	Units
Type of issue	Options	August 1, 2002 Private placement (1)	August 1, 2002 Private placement (1)	August 1, 2002 Private placement (1)
Number/amount	240,000	200,000	112,500	1,497,181
Price	$0.50	$0.40	$0.40	$0.40
Total proceeds	$120,000	$80,000	$45,000	$560,872(2)
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

(1)
On August 1, 2002, the Company announced a private placement for 5,000,000 units at $0.40 per unit, subject to regulatory approval. Each unit consists of one common share and one common share purchase warrant. Each purchase warrant will be exercisable into a further common share within one year of the closing of the private placement upon payment of further $0.75.

(2)	Net of anticipated finder fees of $38,000.

During the quarter, the Company accepted 1,302,500 unit subscriptions of its August 1, 2002 private placement, at $0.40 each. Consequently, the Company recognized Shares Subscriptions Receivable of $521,000 and the anticipated Finder Fees of $52,100. There was no cash received or securities issued for accepting these subscriptions as of August 31, 2002.

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended August 31, 2002

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Number	Name of optionee	Exercise price	Expiry date
Nil

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	50,330,317	$20,426,177
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	155,000 shares	$0.15/share	July 9, 2003
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	236,000 shares	$0.44/share	October 23, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	1,250,000 shares	$0.50/share	October 24, 2006
Options	1,250,000 shares	$0.90/share	March 8, 2007
Warrants	1,905,000 shares	$0.60/share	November 2, 2002
Warrants	3,000,000 shares	$0.75/share	December 28, 2002
Warrants	2,246,862 shares	$0.60/share	April 11, 2003
Warrants	2,401,000 shares	$0.55/share	August 27, 2003
Warrants	101,250 shares	$0.55/share	June 28, 2003
Warrants	1,000,000 shares	$0.55/share	August 27, 2004

Total options/warrants	14,630,112 shares

SCHEDULE B:4(d) SHARES IN ESCROW

       Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

       Glen Indra
       Glen MacDonald
       Kelly Kerr
       Henry Giegerich

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
QUARTER ENDED AUGUST 31, 2002

Ferguson Lake

During the second quarter ending August 31, 2002, the Company aggressively continued its exploration drilling at Ferguson Lake and concentrated its efforts on (1) the infill drilling of the near-surface resource located on the Eastern portion of the West Zone, and (2) Wildcat stepout drilling to test the UTEM conductor on the West Zone.

The West Zone at Ferguson Lake is characterized by a strong geophysical UTEM anomaly that runs from section 3800W to section 9000W where the geophysical survey ended but the anomaly remains open. This 5.2 kilometer strike length has been the main focus of the Company’s exploration effort for the past 4 seasons. Between section lines 4020W and 5009W (approximately 1 kilometer) the massive sulphides are generally exposed at surface and gently plunge underground out to the West Zone between lines 4020W and 5009W is inferred by the Company’s consulting engineer, Dr. N.C. Carter, Ph.D., P.Eng., to contain 8,076,363 tonnes at 1.07% Cu, 0l.83% Ni, 1.53 g/t Pd and 0.20 g/t Pt at a 1.5% Cu+Ni cutoff grade. This area is the focus of an infill drilling program designed to provide sufficient drill information to upgrade the resource to a higher category by confirming upper and lower limits of the known massive sulphide lenses. Most of this drilling has now been completed and results from the assay laboratory are pending. It is expected that a new resource calculation will be available by December 31, 2002.

During the course of definition drilling between lines 4020W and 5009W on the PGE-bearing Cu+Ni massive sulphide units, frequent PGE-bearing low-sulphide mineralization was encountered below the massive sulphides. Hole 02-109 contained a 1.1 meter low-sulphide intercept grading 13.96 g/t platinum and 19.13 g/t palladium. This mineralization is the thickest and highest grade platinum (0.45 oz/t) and palladium (0.62 oz/t) mineralization discovered in drilling to date between these section lines. Holes 02-134 and 02-135 were drilled 30 meters east and west, respectively, of 02-109 which intercepted a similar footwall, PGE-rich low sulphide 1.04 meter interval grading 12.69 g/t Pd and 1.38 g/t Pt.

It is important to note in Table I that both drill holes contain multiple footwall, PGE-enriched low-sulphide intervals, a feature which has been reported previously in adjacent holes 02-108, 109 and 111. These multiple intercepts generally occur sub-parallel to the PGE-enriched massive sulphide units. They most frequently occur in the footwall portion of the main sulphide lens and are often associated with adjacent distinct sulphide stringer zones. These zones occur approximately 30 to 50 meters sub-parallel to, and below, the main PGE-bearing Cu+Ni sulphide horizon. They are variably bleached and contain ± biotite, chlorite in a distinct hydrothermally altered host gabbro. These high-grade PGE, low-sulphide intervals exhibit subtle magnetic susceptibility lows when compared to their adjacent host gabbroic rock. This may be a result of iron depletion due to the hydrothermal alteration process of the PGE mineralizing event.

World-wide mafic intrusions having reef-style mineralization, such as several in Northern Finland, the Stillwater of Montana, and the Bushveld of South Africa, display variable grades and thicknesses of PGEs. These features are similar to the PGE-enriched, low-sulphide intervals discovered at West Zone Ferguson Lake.

TABLE I

After receiving initial results of the 1.11 meters grading 14.04 g/t Platinum and 19.62 g/t Palladium in 02-135, a new diagnostic approach was taken to analyze this important development which includes the use of magnetic susceptibility measurements in subtle alteration zones. This diagnostic tool has identified areas of anomalously low magnetic response in the low sulphide mineralization system that appear to correspond with the new PGE mineralization. Several new layers of Platinum and Palladium rich mineralization have been encountered which when averaged out return an intersection of 10.18 meters of 3.66 g/t Palladium and 2.44 g/t Platinum.

HOLE NO	FROM	TO	LENGTH (M)	LENGTH (FT)	PT (G/T)	PD (G/T)

FL02-135	143.15	153.33	10.18	33.59	2.44	3.66
Including (previously reported)	147.30	148.11	1.11	3.66	14.04	19.62

Although hole 02-135 did not fully explore the footwall or the full extent of the weaker UTEM conductor at least seven separate additional intervals of low sulphide PGE mineralization bracket this 10.18 meter (33 foot) section. Complete analyses for this section can be accessed on the Company’s website (www.starfieldres.com).

A review of several holes in the 02-135 area have identified additional significant zones of subtle alteration and low magnetic response. A total of 182 samples of these sections are at the laboratory for analysis. It should be noted that a majority of earlier drill holes in this area targeted only the massive sulphides and were stopped short of the deeper low sulphide PGE bearing horizon. Phase Two drilling will commence immediately to further test this important low sulphide PGE style of mineralization found in the shallower portion of the West Zone.

The West Zone from lines 3900W to 6800W contains an inferred resource of 55,141,328 tonnes @ 0.95% Cu, 0.59% Ni, 0.65% Co, 1.35 g/t Pd and 0.23 g/t Pt at a 1% Cu+Ni cutoff grade as calculated by the Company’s consulting engineer Dr. N.C. Carter, Ph.D., P.Eng. as at March 4, 2002. This resource is contained within the UTEM geophysical anomaly that extends from 3800W to 9000W. Until this drilling season the farthest West drill hole was completed on line 6800W and accordingly one of the objectives of the 2002 exploration program was to step out and drill a wildcat hole substantially distant to any previous drilling. The first drill hole, 02-112 on line 7600W, an 800 meter stepout was designed to test an inverse magnetic anomaly which extends from 7400W to 8800W (1,400 meters). The hole passed underneath the anomaly, however the hole was characterized by disseminated and stringer mineralization over an interval of 226 meters.

Hole 02-119 drilled 300 meters updip from 02-112 intersected the lower edge of the magnetic high, and is characterized by two mineralized horizons (see table) An 11.38 meter section of massive sulphide graded 1.86% Copper, 0.86% Nickel, 2.45 grams/tonne Palladium and 0.27 grams/tonne Platinum and 0.102% Cobalt. Over 30 meters above the massive sulphide intercept a 15 meter interval of stringer and minor massive sulphide was encountered which yielded a section of 1.6 meters grading 0.59% Copper, 1.84 % Nickel, 3.73 grams/tonne Palladium and 0.11 grams/tonne Platinum and 0.206 % Cobalt. Of interest, at the base of the 11. 3 meters of massive sulphide an intersection of 1.41 meters exists grading 2.4% Copper, 1.27% Nickel, 4.29 grams/tonne Palladium and 1.23 grams/tonne Platinum and 0.148% Cobalt.

Drill hole 02-132 was collared from the same setup as 02-112 and 02-119 on section line 7600W. Massive sulphide mineralization in 02-132 was encountered at 1016 meters drill depth or at a vertical depth of approximately 800 meters. The three massive sulphide horizons are approximately 90 meters up dip from the sulphide horizons intersected in 02-119 and show a significant thickening of the 119 Zone.

The PGE-bearing massive sulphide horizons encountered on Line 7600W are characterized by stratification of their sulphide mineral components with pyrrhotite and pyrite showing a definite fining to coarsening from top to bottom over the thickness of each massive sulphide unit.

TABLE II

Hole No	Interval(m)	Length meters (ft)	Cu ( % )	Ni ( % )	Co ( %)	Pd g/t	Pt g/t
FL02-119	1029.08-1030.68	1.60 (5.24)	0.59	1.84	0.206	3.73	0.11
	1068.68-1080.06	11.38 (37.32)	1.86	0.86	0.102	2.45	0.27
	Including 1068.68-1075.05	6.37 (20.89)	2.07	0.94	0.110	2.48	0.16
	Including 1075.65-1080.06	4.41 (14.46)	1.78	0.86	0.102	2.72	0.45
	Including 1078.65-1080.06	1.41 (4.62)	2.40	1.27	0.148	4.29	1.23

Hole 02-119 has two intervals of massive sulphides separated by 38 meters of non-mineralized host rock. It is important to note that the base of the deepest massive sulphide zone shows stratification in terms of grades as compared to the upper portion.

TABLE III -- 119 ZONE

The Company is highly encouraged by the tonnage increase implications of the stepout drilling, including two additional holes completed on sections 7800W and 8000W for which assay results are pending.

For the remainder of the 2002 drill program the Company will be concentrating on drilling additional holes in the area surrounding lines 7800W and completing a program to more clearly understand the attitude of the low-sulphide PGE-bearing horizons around lines 4000W to 4500W.

During the quarter ended August 31, 2002 the Company raised a total of $1,319,273 through the issuance of common shares by private placement, exercise of warrants and exercise of options. Shares outstanding increased during the same period from 49,601,505 to 50,330,317 and it has an obligation to issue a further 3, 112,181 shares as a result of accepted private placement units. At quarter end, the Company had $8,899 in cash on hand and $521,000 in share subscriptions receivable which were subsequently received. An additional $458,715 was subscribed to subsequent to August 31, 2002.

Consulting fees during the quarter totaled $41,075 ($129,607 YTD) versus budget of $90,000 ($180,000 YTD). Office, rent and office services totaled $61,073 ($135,241 YTD) versus budget of $57,000 ($114,000 YTD); travel and conferences totaled $96,813 ($146,569 YTD) versus budget of $63,000 ($126,000 YTD), advertising and promotion $17,656 ($66,289 YTD) versus budget of $39,000 ($78,000 YTD); computer expenses totaled $19,909 ($47,160 YTD) versus budget $27,000 ($54,000 YTD); accounting, legal and regulatory fees totaled $41,103 ($69,092 YTD) versus budget $48,000 ($96,000 YTD); aggregate expenses for the quarter were $304,933 ($651,882 YTD – exclusive of stock-based non cash flow compensation of $425,750 versus budget of $366,000 ($732,000 YTD).

SCHEDULE “A”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Quarter Ended August 31, 2002

THE SECOND FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:
For the financial quarter ended:	August 31, 2002
Date of report:	September 23, 2002

Name of issuer:	STARFIELD RESOURCES INC.
Issuer’s address:	420 625 Howe Street, Vancouver BC
Issuer’s fax no.:	(604) 608-0344
Issuer’s telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director’s name:	Glen Indra	Date signed:	October 25, 2002
Director’s name:	Glen MacDonald	Date signed:	October 25, 2002

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended August 31, 2002

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

       See interim statement of loss and deficit and notes to interim financial statements.

Deferred Exploration Work year to date breakdown:
- Camp support costs including fuel requirements	$458,407
- Mobilization and demobilization	51,596
- Diamond drilling	1,265,740
- Personnel	544,535
- Aircraft support including helicopter moves	964,155
- Analytical and Geophysical Services	148,253

$3,432,686

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

       See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Date of issue	June 17, 2002	June 17, 2002	June 17, 2002	June 24, 2002
Type of security	Common shares	Common shares	Common shares	Common shares
Type of issue	Purchase warrants	Purchase warrants	Purchase warrants	Options
Number/amount	60,812	50,000	18,000	360,000
Price	$0.55	$0.60	$0.55	$0.44
Total proceeds	$33,446.60	$30,000	$9,900	$158,400
Type of consideration	Cash received in first quarter and shares issued in second quarter	Cash received in first quarter and shares issued in second quarter	Cash	Cash
Commission	Nil	Nil	Nil	Nil

Date of issue	June 24, 2002	June 2002	July 2002	Aug 2002
Type of security	Common shares	Units	Units	Units
Type of issue	Options	August 1, 2002 Private placement (1)	August 1, 2002 Private placement (1)	August 1, 2002 Private placement (1)
Number/amount	240,000	200,000	112,500	1,497,181
Price	$0.50	$0.40	$0.40	$0.40
Total proceeds	$120,000	$80,000	$45,000	$560,872(2)
Type of consideration	Cash	Cash	Cash	Cash
Commission	Nil	Nil	Nil	Nil

(1)
On August 1, 2002, the Company announced a private placement for 5,000,000 units at $0.40 per unit, subject to regulatory approval. Each unit consists of one common share and one common share purchase warrant.    Each purchase warrant will be exercisable into a further common share within one year of the closing of the private placement upon payment of further $0.75.

(2)	Net of anticipated finder fees of $38,000.

During the quarter, the Company accepted 1,302,500 unit subscriptions of its August 1, 2002 private placement, at $0.40 each. Consequently, the Company recognized Shares Subscriptions Receivable of $521,000 and the anticipated Finder Fees of $52,100. There was no cash received or securities issued for accepting these subscriptions as of August 31, 2002.

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended August 31, 2002

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Number	Name of optionee	Exercise price	Expiry date
Nil

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	50,330,317	$20,426,177
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	155,000 shares	$0.15/share	July 9, 2003
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	236,000 shares	$0.44/share	October 23, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	1,250,000 shares	$0.50/share	October 24, 2006
Options	1,250,000 shares	$0.90/share	March 8, 2007
Warrants	1,905,000 shares	$0.60/share	November 2, 2002
Warrants	3,000,000 shares	$0.75/share	December 28, 2002
Warrants	2,246,862 shares	$0.60/share	April 11, 2003
Warrants	2,401,000 shares	$0.55/share	August 27, 2003
Warrants	101,250 shares	$0.55/share	June 28, 2003
Warrants	1,000,000 shares	$0.55/share	August 27, 2004

Total options/warrants	14,630,112 shares

SCHEDULE B:4(d) SHARES IN ESCROW

       Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

       Glen Indra
       Glen MacDonald
       Kelly Kerr
       Henry Giegerich

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
QUARTER ENDED AUGUST 31, 2002

Ferguson Lake

During the second quarter ending August 31, 2002, the Company aggressively continued its exploration drilling at Ferguson Lake and concentrated its efforts on (1) the infill drilling of the near-surface resource located on the Eastern portion of the West Zone, and (2) Wildcat stepout drilling to test the UTEM conductor on the West Zone.

The West Zone at Ferguson Lake is characterized by a strong geophysical UTEM anomaly that runs from section 3800W to section 9000W where the geophysical survey ended but the anomaly remains open. This 5.2 kilometer strike length has been the main focus of the Company’s exploration effort for the past 4 seasons. Between section lines 4020W and 5009W (approximately 1 kilometer) the massive sulphides are generally exposed at surface and gently plunge underground out to the west. The West Zone between lines 4020W and 5009W is inferred by the Company’s consulting engineer, Dr. N.C. Carter, Ph.D., P.Eng., to contain 8,076,363 tonnes at 1.07% Cu, 0.83% Ni, 1.53 g/t Pd and 0.20 g/t Pt at a 1.5% Cu+Ni cutoff grade. This area is the focus of an infill drilling program designed to provide sufficient drill information to upgrade the resource to a higher category by confirming upper and lower limits of the known massive sulphide lenses. Most of this drilling has now been completed and results from the assay laboratory are pending. It is expected that a new resource calculation will be available by December 31, 2002.

During the course of definition drilling between lines 4020W and 5009W on the PGE-bearing Cu+Ni massive sulphide units, frequent PGE-bearing low-sulphide mineralization was encountered below the massive sulphides. Hole 02-135 contained a 1.1 meter low-sulphide intercept grading 13.96 g/t platinum and 19.13 g/t palladium. This mineralization is the thickest and highest grade platinum (0.45 oz/t) and palladium (0.62 oz/t) mineralization discovered in drilling to date between these section lines. Holes 02-134 and 02-135 were drilled 30 meters east and west, respectively, of 02-109 which intercepted a similar footwall, PGE-rich low sulphide 1.04 meter interval grading 12.69 g/t Pd and 1.38 g/t Pt.

It is important to note in Table I that both drill holes contain multiple footwall, PGE-enriched low-sulphide intervals, a feature which has been reported previously in adjacent holes 02-108, 109 and 111. These multiple intercepts generally occur sub-parallel to the PGE-enriched massive sulphide units. They most frequently occur in the footwall portion of the main sulphide lens and are often associated with adjacent distinct sulphide stringer zones. These zones occur approximately 30 to 50 meters sub-parallel to, and below, the main PGE-bearing Cu+Ni sulphide horizon. They are variably bleached and contain ± biotite, chlorite in a distinct hydrothermally altered host gabbro. These high-grade PGE, low-sulphide intervals exhibit subtle magnetic susceptibility lows when compared to their adjacent host gabbroic rock. This may be a result of iron depletion due to the hydrothermal alteration process of the PGE mineralizing event.

World-wide mafic intrusions having reef-style mineralization, such as several in Northern Finland, the Stillwater of Montana, and the Bushveld of South Africa, display variable grades and thicknesses of PGEs. These features are similar to the PGE-enriched, low-sulphide intervals discovered at West Zone Ferguson Lake.

TABLE I

(and	92.00-95.90	3.90 (12.79)	1.01	0.96	0.113	1.94	0.32)
			100.00-100.84	0.84 (2.75)	0.08	0.14	0.010	2.79	0.22
			144.15-144.93	0.78 (2.55)	0.07	0.12	0.020	2.25	1.15
			147.30-148.41	**1.11 (3.64)**	**0.03**	**0.06**	**0.009**	**19.13***	**13.96***
						*Average of three fire assays		19.62	14.04
								18.90	13.80
								18.88	14.04

Hole No	Inclination	Location	Interval(m)	Length meters (feet)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
FL02-134	-60°	45+90W 1+70N	84.07-88.77	4.70 (15.41)	1.15	0.43	0.062	0.85	0.14
		(Including	84.07-86.48	2.41 (7.90)	1.37	0.68	0.096	1.19	0.18)
			92.00-92.51	0.51 (1.67)	1.56	0.05	0.008	0.15	0.03
			108.98-110.15	**1.17 (3.83)**	**0.31**	**0.33**	**0.075**	**3.14**	**0.41**
			153.87-156.15	**2.28 (7.47)**	**0.41**	**0.50**	**0.066**	**1.95**	**1.03**

After receiving initial results of the 1.11 meters grading 14.04 g/t Platinum and 19.62 g/t Palladium in 02-135, a new diagnostic approach was taken to analyze this important development which includes the use of magnetic susceptibility measurements in subtle alteration zones. This diagnostic tool has identified areas of anomalously low magnetic response in the low sulphide mineralization system that appear to correspond with the new PGE mineralization. Several new layers of Platinum and Palladium rich mineralization have been encountered which when averaged out return an intersection of 10.18 meters of 3.66 g/t Palladium and 2.44 g/t Platinum.

HOLE NO	FROM	TO	LENGTH (M)	LENGTH (FT)	PT (G/T)	PD (G/T)

FL02-135	143.15	153.33	10.18	33.59	2.44	3.66
Including (previously reported)	147.30	148.11	1.11	3.66	14.04	19.62

Although hole 02-135 did not fully explore the footwall or the full extent of the weaker UTEM conductor at least seven separate additional intervals of low sulphide PGE mineralization bracket this 10.18 meter (33 foot) section. Complete analyses for this section can be accessed on the Company’s website (www.starfieldres.com).

A review of several holes in the 02-135 area have identified additional significant zones of subtle alteration and low magnetic response. A total of 182 samples of these sections are at the laboratory for analysis. It should be noted that a majority of earlier drill holes in this area targeted only the massive sulphides and were stopped short of the deeper low sulphide PGE bearing horizon. Phase Two drilling will commence immediately to further test this important low sulphide PGE style of mineralization found in the shallower portion of the West Zone.

The West Zone from lines 3900W to 6800W contains an inferred resource of 55,141,328 tonnes @ 0.95% Cu, 0.59% Ni, 0.65% Co, 1.35 g/t Pd and 0.23 g/t Pt at a 1% Cu+Ni cutoff grade as calculated by the Company’s consulting engineer Dr. N.C. Carter, Ph.D., P.Eng. as at March 4, 2002. This resource is contained within the UTEM geophysical anomaly that extends from 3800W to 9000W. Until this drilling season the farthest West drill hole was completed on line 6800W and accordingly one of the objectives of the 2002 exploration program was to step out and drill a wildcat hole substantially distant to any previous drilling. The first drill hole, 02-112 on line 7600W, an 800 meter stepout was designed to test an inverse magnetic anomaly which extends from 7400W to 8800W (1,400 meters). The hole passed underneath the anomaly, however the hole was characterized by disseminated and stringer mineralization over an interval of 226 meters.

Hole 02-119 drilled 300 meters updip from 02-112 intersected the lower edge of the magnetic high, and is characterized by two mineralized horizons (see table) An 11.38 meter section of massive sulphide graded 1.86% Copper, 0.86% Nickel, 2.45 grams/tonne Palladium and 0.27 grams/tonne Platinum and 0.102% Cobalt. Over 30 meters above the massive sulphide intercept a 15 meter interval of stringer and minor massive sulphide was encountered which yielded a section of 1.6 meters grading 0.59% Copper, 1.84 % Nickel, 3.73 grams/tonne Palladium and 0.11 grams/tonne Platinum and 0.206 % Cobalt. Of interest, at the base of the 11. 3 meters of massive sulphide an intersection of 1.41 meters exists grading 2.4% Copper, 1.27% Nickel, 4.29 grams/tonne Palladium and 1.23 grams/tonne Platinum and 0.148% Cobalt.

Drill hole 02-132 was collared from the same setup as 02-112 and 02-119 on section line 7600W. Massive sulphide mineralization in 02-132 was encountered at 1016 meters drill depth or at a vertical depth of approximately 800 meters. The three massive sulphide horizons are approximately 90 meters up dip from the sulphide horizons intersected in 02-119 and show a significant thickening of the 119 Zone.

The PGE-bearing massive sulphide horizons encountered on Line 7600W are characterized by stratification of their sulphide mineral components with pyrrhotite and pyrite showing a definite fining to coarsening from top to bottom over the thickness of each massive sulphide unit.

TABLE II – 119 ZONE

Hole No	Interval(m)	Length meters (ft)	Cu ( % )	Ni ( % )	Co ( % )	Pd g/t	Pt g/t
FL02-119	1029.08-1030.68	1.60 (5.24)	0.59	1.84	0.206	3.73	0.11
	1068.68-1080.06	11.38 (37.32)	1.86	0.86	0.102	2.45	0.27
	Including 1068.68-1075.05	6.37 (20.89)	2.07	0.94	0.110	2.48	0.16
	Including 1075.65-1080.06	4.41 (14.46)	1.78	0.86	0.102	2.72	0.45
	Including 1078.65-1080.06	1.41 (4.62)	2.40	1.27	0.148	4.29	1.23

Hole 02-119 has two intervals of massive sulphides separated by 38 meters of non-mineralized host rock. It is important to note that the base of the deepest massive sulphide zone shows stratification in terms of grades as compared to the upper portion.

TABLE III -- 119 ZONE

The Company is highly encouraged by the tonnage increase implications of the stepout drilling, including two additional holes completed on sections 7800W and 8000W for which assay results are pending.

For the remainder of the 2002 drill program the Company will be concentrating on drilling additional hoes in the area surrounding lines 7800W and completing a program to more clearly understand the attitude of the low-sulphide PGE-bearing horizons around lines 4000W to 4500W.

During the quarter ended August 31, 2002 the Company raised a total of $1,319,273 through the issuance of common shares by private placement, exercise of warrants and exercise of options. Shares outstanding increased during the same period from 49,601,505 to 50,330,317 and it has an obligation to issue a further 3, 112,181 shares as a result of accepted private placement units. At quarter end, the Company had $8,899 in cash on hand and $521,000 in share subscriptions receivable which were subsequently received. An additional $458,715 was subscribed to subsequent to August 31, 2002.

Consulting fees during the quarter totaled $41,075 ($129,607 YTD) versus budget of $90,000 ($180,000 YTD). Office and rent and office services totaled $61,073 ($135,241 YTD) versus budget of $57,000 ($114,000 YTD); travel and conferences totaled $96,813 ($146,569 YTD) versus budget of $63,000 ($126,000 YTD), advertising and promotion $17,656 ($66,289 YTD) versus budget of $39,000 ($78,000 YTD); computer expenses totaled $19,909 ($47,160 YTD) versus budget $27,000 ($54,000 YTD); accounting, legal and regulatory fees totaled $41,103 ($69,092 YTD) versus budget $48,000 ($96,000 YTD); aggregate expenses for the quarter were $304,933 ($651,882 YTD – exclusive of stock-based non cash flow compensation of $425,750 versus budget of $366,000 ($732,000 YTD).

STARFIELD RESOURCES INC.
PRESS RELEASE	October 8, 2002
Corporate Office:	#SRU-17-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

$2,000,000 PRIVATE PLACEMENT
EXTENDED TO $3,000,000

Starfield Resources Inc. (TSXV- SRU) (the "Corporation")announces that its proposed Private Placement of 5,000,000 Units at $0.40 per unit, announced via Press Release dated August 1, 2002, has been extended to an offering of 7,500,000 Units at $0.40 per unit which will result in an investment of $3,000,000.

Terms of the offering will remain the same, being an offering of units consisting of a common share and a common share purchase warrant at $0.40 per unit. Each purchase warrant will be exercisable into a further common share of the Corporation within one year of the closing of the private placement upon payment of a further $0.75. A portion of the private placement will be flow through and the Corporation will pay a finder’s fee commensurate with TSXV policies.

The funds raised will be used to continue an active drilling program at the Corporation’s Ferguson Lake Platinum-Palladium-Nickel-Copper-Cobalt project in Nunavut Canada.

On Behalf of the Board of Directors,

“Glen J. Indra”

Glen Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	October 23, 2002
Corporate Office:	#SRU-19-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 2

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PGE-RICH MASSIVE SULPHIDE “119 ZONE” DISCOVERY NOW DRILL TESTED
400 METERS WITHIN A 1.6 KM LONG GEOPHYSICAL ANOMALY

More than 8,000 meters of diamond drilling have now been completed on the recently-discovered “119 Zone” where multiple PGE-bearing massive sulphide horizons have been intersected in 7 holes completed on section lines 7600W, 7800W and 8000W of the West Zone extension drill program.

Hole 02-138, the first hole drilled on section line 7800W, intersected two massive sulphide horizons within a 54 meter core interval associated with the UTEM conductor geophysical anomaly. The upper 8.72 meter horizon is hosted by gabbro and the lower sulphide horizon is within gabbro and footwall amphibolites and gneisses (Table I).

Recently completed hole 02-140 on section 7800W tested the zone a further 120 meters down-dip and intersected 12 meters of massive and stringer sulphides hosted in gabbro. Analytical assay results for this hole are pending.

Drill hole 02-137, the first hole drilled on section 8000W, intersected two massive sulphide horizons hosted by gneissic and amphibolite rock units. These sulphide horizons are clearly remobilized from the gabbro-hosted massive sulphide body and as such may be similar to the 64.45 meter interval of semi-massive to massive sulphides encountered in footwall gneissic rocks in hole 01-74 completed in the 2001 season. Massive sulphide textures observed in hole 02-137 indicate remobilization of chalcopyrite and assay data shows copper and palladium grade enrichment compared to nickel and platinum (see Table II).

TABLE II

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Hole 02-139, drilled recently at a steeper inclination from the same location as 02-137 on section line 8000W at a slightly steeper inclination, intersected 96 meters of gabbroic host rock containing two massive sulphide horizons within a 57 meter core interval. This intersection occurs approximately 140 meters down-dip of the sulphide lenses encountered in hole 02-137. Assay results are similar to those obtained from 02-137 and also feature enhanced copper grades (see Table III).

TABLE III

Hole 02-141, currently in progress, is designed to further test these sulphide horizons on section line 8000W some 140 meters down-dip of hole 02-139.

The newly-discovered “119 Zone” is characterized by multiple, shallow to moderately north-dipping, PGE-bearing massive sulphide horizons hosted in a generally thicker portion of gabbroic host rock than that drilled in other areas of the West Zone. To date, the thickest gabbroic intercept was found on section line 7600W where initial hole 02-112 encountered 290 meters of gabbro intermittently mineralized with stringer and disseminated sulphides over a core length of approximately 245 meters. Discovery hole 02-119 and hole 02-132, up-dip from 02-112, intersected gabbro hosted PGE-bearing massive sulphide horizons. On section 7800W, hole 02-138 intersected a 48-meter interval of gabbro and on line 8000W hole 02-139 intersected 96 meters of gabbroic host rock with both holes containing two PGE-bearing massive sulphide horizons. The 400-meter length of gabbro containing the newly-discovered massive sulphide horizons of the “119 Zone” is coincident with a portion of a 1,600 meter long UTEM geophysical anomaly.

The company considers the “119 Zone” discovery to be significant for the West Zone in view of the thickening of the host gabbro, the apparent continuity along strike of multiple PGE-bearing massive sulphide horizons, and the stratification of sulphide mineralogy, textures and grades.

Additional drilling is planned to test the UTEM geophysical conductor both 200 meters east and west of the current known limits of the “119 Zone.”

Phase II drilling has also commenced in the shallower portion of the West Zone to further characterize the important low-sulphide, PGE-bearing footwall mineralization recently discovered during Phase I delineation drilling between section lines 4200W and 5300W. A total of 182 prospective low-sulphide, PGE-enhanced sample intervals displaying typical low-sulphide subtle alteration are presently being analyzed. This significant PGE mineralization occurs some 30 meters below the PGE-bearing massive sulphides and is interpreted to be a more basal feature of the gabbro host rock unit. As such it has not been well defined as most previous drilling was stopped short of the prospective low-sulphide, PGE-bearing zone.

On Behalf of the Board of Directors,

“Glen Macdonald”

Glen C. Macdonald, P.Geo. Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	October 28, 2002
Corporate Office:	#SRU-20-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

$2,000,000 PRIVATE PLACEMENT
PREVIOUSLY EXTENDED TO $3,000,000
NOW EXTENDED TO $3,500,650

Starfield Resources Inc. (TSXV- SRU) (the "Corporation")announces that its proposed Private Placement of 5,000,000 Units at $0.40 per unit, announced via Press Release dated August 1, 2002, has been again extended to an offering of 8,751,625 Units at $0.40 per unit which will result in an investment of $3,500,650.

Terms of the offering will remain the same, being an offering of units consisting of a common share and a common share purchase warrant at $0.40 per unit. Each purchase warrant will be exercisable into a further common share of the Corporation within one year of the closing of the private placement upon payment of a further $ 0.75 . A portion of the private placement will be flow through and the Corporation will pay a finder’s fee commensurate with TSXV policies.

The funds raised will be used to continue an active drilling program at the Corporation’s Ferguson Lake Platinum-Palladium-Nickel-Copper-Cobalt project in Nunavut Canada.

For further information contact Mr. Glen Indra, President, at:

Tel: (604) 608-0400
Fax: (604) 608-0344
Email: info@starfieldres.com

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors

“Glen Indra”

Glen Indra, President

STARFIELD RESOURCES INC. (TSXV- SRU) NEWS RELEASE
For Immediate Release:	November 27, 2002
Vancouver, B.C.

Starfield Resources Inc. (TSXV- SRU) (the "Corporation")is pleased to announce that its private placement originally announced on August 1, 2002 and subsequently amended on October 3, 2002 andOctober 23, 2002 has received final approval from the TSX Venture Exchange.

The private placement consisted of 8,701,625 units and raised a total of $3,480,650 to be used by the Corporation to continue exploration on its Ferguson Lake project.

The units are issued 0.40 per unit and consist of a common share and a warrant to acquire a further share at a price $0.75 per share within 12 months of issue of the unit. One subscriber for $150,000 received warrants that are exercisable up to 18 months after date of issue of the unit. Some of the units contain flow-through common shares.

The Corporation paid finders fees as follows:

Odlum Brown Limited - $7,500
Carl Jones - $91,300
Strand Securities Corp. -$12,000
Secord Lampman - $65,100
Vencorp Capital Inc. - $41,300
William Gaudet - $35,000
Quail Creek Investments Inc. - $10,216
Dundee Securities Inc. - $1,000
Canaccord Capital Corp. - $15,000
Jennings Capital - $8,000

For further information contact Mr. Glen Indra, President, at:

Tel:   (604) 608-0400
Fax:  (604) 608-0344
Email: info@starfieldres.com

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors

          “Glen J. Indra”
Glen Indra, President

STARFIELD RESOURCES INC. (TSXV- SRU) NEWS RELEASE
For Immediate Release:	November 28, 2002
Vancouver, B.C.

In replacement of the new release of this date, Starfield Resources Inc. (TSXV- SRU) (the "Corporation") to announce that its private placement originally announced on August 1, 2002 and subsequently amended on October 3, 2002 and October 23, 2002 has received final approval from the TSX Venture Exchange.

The private placement consisted of 7,526,195 units and raised a total of $3,010,478 to be used by the Corporation to continue exploration on its Ferguson Lake project.

The units are issued at $0.40 per unit and consist of a common share and a warrant to acquire a further share at a price of $0.75 per share within 12 months of issue of the unit. One subscriberfor $150,000 received warrants that are exercisable up to 18 months after date of issue of the unit. Some of the units contain flow-through common shares.

The Corporation paid finders fees as follows:

Odlum Brown Limited - $7,500
Carl Jones - $91,300
Strand Securities Corp. - $12,000
Secord Lampman - $65,100
Vencorp Capital Inc. - $41,300
William Gaudet - $35,000
Quail Creek Investments Inc. - $10,216
Dundee Securities Inc. - $1,000
Canaccord Capital Corp. - $15,000
Jennings Capital - $8,000

For further information contact Mr. Glen Indra, President, at:

Tel:   (604) 608-0400
Fax:  (604) 608-0344
Email: info@starfieldres.com

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors

          “Glen J. Indra”
Glen Indra, President

STARFIELD RESOURCES INC.

INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2002

(Unaudited – See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

NOTICE TO READER

We have complied the interim balance sheet of Starfield Resources Inc. as at November 30, 2002 and the interim statements of loss and deficit and cash flow for the first quarter then ended from the information provided by Company’s management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

“Loewen, Stronach & Co.”
Vancouver, BC
December 18, 2002	Chartered Accountants

STARFIELD RESOURCES INC.

INTERIM BALANCE SHEET

NOVEMBER 30, 2002

(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	November 30	February 28
	2002	2002
	$	$

ASSETS
CURRENT ASSETS
Cash	1,646	972,746
Accounts receivable	157,292	22,427
Refundable deposits	35,000	35,000
Prepaid expenses	112,751	57,245

	306,689	1,087,418
MINERAL PROPERTIES (Note 4)	20,672,866	14,820,574
CAPITAL ASSETS (Note 5)	22,746	50,131

	21,002,301	15,958,123

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	2,013,349	281,848
Loans payable	275,000	-
Large corporate capital tax payable	27,338	12,679
Current portion of obligation under capital leases (Note 6)	6,695	15,683

	2,322,382	310,210
OBLIGATION UNDER CAPITAL LEASES (Note 6)	-	12,998
FUTURE INCOME TAXES (Note 7)	960,277	621,181

	3,282,659	944,389

SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 8)	22,293,802	18,588,306
CONTRIBUTED SURPLUS (Note 8)	425,750	-
DEFICIT	(4,999,910)	(3,574,572)

	17,719,642	15,013,734

	21,002,301	15,958,123

APPROVED BY THE DIRECTORS:
“Glen Indra” “Glen MacDonald”
Glen Indra, Director Glen MacDonald, Director

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.
INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year-to-date
	November 30	November 30	November 30	November 30
	2002	2001	2002	2001
	$	$	$	$

EXPENSES
Stock-based compensation	-	-	425,750	-
Travel and conferences	105,116	40,026	251,685	111,753
Advertising and promotion	14,060	13,396	80,349	121,298
Accounting and legal	22,322	39,589	63,468	89,359
Computer	14,770	38,921	61,930	90,133
Consulting fees	37,862	53,597	167,469	183,690
Rent and office services	46,251	38,119	142,481	111,114
Transfer and regulatory fees	18,106	18,955	46,052	52,966
Office	24,484	13,949	48,737	45,466
Management fees	12,000	12,000	36,000	36,000
Investor relations	12,000	9,000	31,000	27,000
Telephone	5,229	4,646	13,457	13,877
Office equipment rent	4,443	-	10,973	-
Loss on disposition of capital assets	-	-	5,096	-
Amortization	1,981	4,089	5,943	12,118
Interest on capital leases	583	3,378	4,064	9,245
Interest and bank charges (reversed)	13,896	1,263	16,526	(9,355)
Interest income	(56)	(445)	(301)	(2,446)

LOSS BEFORE INCOME TAXES	(333,047)	(290,483)	(1,410,679)	(892,218)
Large corporate capital tax	6,941	-	14,659	-

LOSS	(339,988)	(290,483)	(1,425,338)	(892,218)
DEFICIT – BEGINNING	(4,659,922)	(2,786,083)	(3,574,572)	(2,184,348)

DEFICIT – ENDING	(4,999,910)	(3,076,566)	(4,999,910)	(3,076,566)

LOSS PER SHARE	0.01	0.01	0.03	0.03

See accompanying notes to interim financial statements

     STARFIELD RESOURCES INC.
INTERIM STATEMENT OF CASH FLOW
FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

	Third Quarter ended		Year-to-date
	November 30	November 30	November 30	November 30
	2002	2001	2002	2001
	$	$	$	$

OPERATING ACTIVITIES
Loss	(339,988)	(290,483)	(1,425,338)	(892,218)
Add non-cash items:
Stock-based compensation	-	-	425,750	-
Loss on disposition of capital assets	-	-	5,096	-
Amortization	1,981	4,089	5,943	12,118

	(338,007)	(286,394)	(988,549)	(880,100)
Cash provided by changes in non-cash
working capital items:
Accounts receivable	31,028	115,671	(134,865)	(46,323)
Share subscriptions receivable	521,000	-	-	-
Refundable deposits	-	-	-	(35,000)
Prepaid expenses	(4,101)	101,500	(55,506)	33,000
Accounts payable and accrued liabilities	534,701	(898,113)	1,752,051	(52,931)
Large corporate capital tax payable	6,941	-	14,659	-

	751,562	(967,336)	587,790	(981,354)

INVESTING ACTIVITIES
Mineral properties	(2,419,606)	(960,426)	(5,852,292)	(5,083,633)
Acquisition of capital assets	-	-	-	(3,000)

	(2,419,606)	(960,426)	(5,852,292)	(5,086,633)

FINANCING ACTIVITIES
Loans payable	(10,600)	-	275,000	-
Repayment of capital lease liability	(1,739)	(3,921)	(5,640)	(11,762)
Issuance of common shares, units and special	1,673,130	2,389,083	4,024,042	6,113,168
warrants net of issue costs
	1,660,791	2,385,162	4,293,402	6,101,406

INCREASE IN CASH	(7,253)	457,400	(971,100)	33,419
CASH – beginning	8,899	16,508	972,746	440,489

CASH – ending	1,646	473,908	1,646	473,908

Notes to statement of cash flow:
1) Interest and income taxes paid
Interest paid	583	4,566	4,064	10,433
Income taxes paid	-	-	-	-
2) Non-cash operating, financing and investing activities:
Issuance of common shares for finder fees	-	-	20,550	-
Capital asset disposed of for amount equal to capital lease liability	-	-	16,346	-

See accompanying notes to interim financial statements

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER 30, 2002
(Unaudited - See Notice to Reader)

(Exploration Stage Company)
(Presented in Canadian Dollars)

Note 1	STATEMENT OF MANAGEMENT ON UNAUDITED INTERIM FINANCIAL STATEMENTS

These unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

Note 2	OPERATIONS

	a)	Incorporation

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994 and its activity is engaging in the exploration and development of mineral properties.

	b)	Going Concern

These financial statements have been prepared assuming that the company will continue as a going concern. The company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

	c)	Nature of Operations

The Company is in the process of exploring certain mineral properties. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these properties, and upon profitable future production. Currently, the Company has no producing mineral properties. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options and through private placements and underwritings.

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	a)	Commitments and Contingencies

The Company’s activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes its explorations comply in all material respects with all applicable laws and regulations.

... /2

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 2 -

Note 3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	b)	Income Taxes

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) regarding accounting for income taxes, which requires the use of asset and liability method.

Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statements carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

	c)	Mineral Properties

The cost of each mineral property, or interest therein, together with exploration costs are capitalized until commercial production is established. If management determines that a project is not economically viable, the property and related deferred expenditures are written off.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

	d)	Capital Assets and Amortization

Capital assets are recorded at cost with amortization provided as follows:

Office equipment under capital lease 20% diminishing balance
Computers under capital lease 30% diminishing balance
Computers 30% diminishing balance
Office equipment 20% diminishing balance

In the year of acquisition only one-half the normal rate is applied.

... /3

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE - 3 -

Note 3	SUMMARY OF SIGNIFICANT ACOUNTING POLICIES (continued)

	e)	Loss Per Share

Loss per share is determined using the treasury stock method on the weighted average number of shares outstanding during the period. All outstanding options, purchase warrants and units are anti-dilutive, and therefore have no effect on the determination of loss per share.

	f)	Stock-based Compensation Plans

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) regarding accounting for stock-based compensation, which requires the use of fair value based method.

Under this fair value based method, the value of stock-based compensation plan is the sum of two component parts: its intrinsic value and its time value. The intrinsic value reflects the extent to which it is “in the money” at any date; and the time value is the value of the potential increases to the plan holder at any given time. The estimated time value is added to the intrinsic value to determine the fair value of the plan at any time. The Company has a stock-based compensation plan, which is described in Note 8 c).

... /4

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 4 –

Note 4	MINERAL PROPERTIES

		November 30	February 28
		2002	2002
		$	$

Ferguson Lake claims
•	Property acquisition deposit	75,000	75,000
•	Treasury shares issued	1,700,000	1,700,000
•	Annual advance royalty	100,000	100,000
•	Exploration work (1)	18,797,866	12,945,574

		20,672,866	14,820,574

Under the terms of the purchase agreement, the Company earned a 100% interest in the property, subject to a 3% net smelter royalty (NSR) on mineral production, a 3% gross overriding royalty on diamond production and a $25,000 annual advance royalty payment. The Company has the right to purchase 1% of the net smelter royalty NSR for $1,000,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

(1) Deferred Exploration Work breakdown:

		Year-to-date	Year ending
		November 30	February 28
		2002	2002
		$	$

Balance – beginning		12,945,574	7,286,616

•	Diamond drilling	1,833,167	1,689,277
•	Air support including helicopter moves	1,762,573	1,499,530
•	Personnel	1,362,820	1,097,361
•	Camp support costs including fuel
	requirements	623,962	784,311
•	Analytical and geophysical services	204,426	340,903
•	Mobilization and demoblization	65,344	247,576

		5,852,292	5,658,958

Balance – ending		18,797,866	12,945,574

... /5

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 5 –

Note 5	CAPITAL ASSETS

		November 30		February 28
		2002		2002

	Cost	Accumulated	Net Book	Net Book
		Amortization	Value	Value
	$	$	$	$

Computers under capital lease	29,143	15,705	13,438	17,342
Computers	7,578	4,082	3,496	4,509
Office equipment	5,889	1,826	4,063	4,780
Office equipment under
capital lease	3,572	1,823	1,749	23,500

	46,182	23,436	22,746	50,131

Note 6	OBLIGATION UNDER CAPITAL LEASES

The Company has three lease agreements for computers and office equipment accounted for as capital leases. Current payments are $1,097 monthly expiring April 2003 through June 2003.

The following is a schedule of future lease payments

		November 30	February 28
		2002	2002
		$	$

Total minimum lease payments		8,984	39,853
Less amount representing interest		(2,289)	(11,172)

Balance of obligations		6,695	28,681
Less current portion		(6,695)	(15,683)

Non-current portion		-	12,998

Twelve months ended August 31:
–	2003	6,695	15,683
–	2004	-	12,998

		6,695	28,681

During the first quarter, office equipment under capital lease was disposed of for $16,346, an amount equal to the related obligation under capital lease.

…/6

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 6 –

Note 7	FUTURE INCOME TAXES

	November 30	February 28
	2002	2002
	$	$

Total non-current future income tax liabilities:
• Flow-through expenditures tax
benefits renounced to-date	7,951,005	5,922,975

Total non-current future income tax assets:
• Unused tax losses	5,431,916	4,293,435
• Valuation allowance	-	-

	5,431,916	4,293,435

	2,519,089	1,629,540

Effective rate	38.12%	38.12%

Non-current future income tax liabilities	960,277	621,181

... /7

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 7–

Note 8	SHARE CAPITAL

	November 30	February 28
	2002	2002
	$	$

Authorized:
Unlimited number of common voting shares
without nominal or par value
Unlimited number of First Preferred Shares
Unlimited number of Second Preferred
Shares
Issued and fully paid:
58,092,512 Common
(February 28, 2002 – 48,222,105 Common)	23,254,079	19,209,487

Less: Flow-through share tax benefits
renounced to subscribers:	(960,277)	(621,181)

	22,293,802	18,588,306

Year-to-date, the company renounced $2,028,030 in exploration expenses, transferring the income tax deduction to the subscribers.

During the period issued share capital increased as follows:

	Third Quarter ended		Year-to-date
	November 30, 2002		November 30, 2002
	#	$	#	$

For cash:
– exercise of options	236,000	103,840	1,113,500	519,790
– exercise of warrants	-	-	1,189,612	780,190
– exercise of units – (net of finders fees)	4,414,014	1,569,290	7,526,195	2,724,062

Non-cash transactions:
– Conversion of units (net of finder fees)	3,112,181	1,154,772	-	-
– Issuance of shares for finder fees	-	-	41,100	20,550

	7,762,195	2,827,902	9,870,407	4,044,592

... /8

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 8–

Note 8	SHARE CAPITAL (Continued)

a)	Options

The Company has a fixed stock option plan pursuant to the TSX Venture Exchange policy which permits the issuance of options of up to 10% of the Company’s issued share capital.

Stock options outstanding as at November 30, 2002:

	155,000	common shares @ $0.15 each to July 9, 2003
	88,000	common shares @ $0.50 each to May 4, 2004
	100,000	common shares @ $0.40 each to November 19, 2004
	200,000	common shares @ $0.40 each to January 21, 2005
	65,000	common shares @ $0.50 each to April 10, 2005
	632,000	common shares @ $0.50 each to May 4, 2006
	1,250,000	common shares @ $0.50 each to October 24, 2006
	1,250,000	common shares @ $0.90 each to March 8, 2007

3,740,000

b)	Warrants

Share purchase warrants outstanding as at November 30, 2002:

	3,000,000	common shares @ $0.75 each to December 28, 2002
	2,246,862	common shares @ $0.60 each to April 11, 2003
	2,401,000	common shares @ $0.55 each to August 27, 2003
	101,250	common shares @ $0.55 each to June 28, 2003
	7,151,195	common shares @ $0.75 each to October 23, 2003
	375,000	common shares @ $0.75 each to February 1, 2004
	1,000,000	common shares @ $0.55 each to August 27, 2004 (1)

16,275,307

(1)	On August 9, 2002, the TSX Venture Exchange consented to a time extension from August 27, 2003 to August 27, 2004.

…/9

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 9 –

Note 8	SHARE CAPITAL (continued)

	c)	Stock based compensation plans

The weighted average fair market value of options granted after January 1, 2002 is $0.90 per option. The fair value of each option granted was estimated on the date of grant using Modified Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	2.50%
Estimated hold period prior to exercise (years)	5
Volatility in the price of the Company’s common shares	38.78%

Note 9	RELATED PARTY TRANSACTIONS

During the period, the Company had the following transactions with officers and directors of the Company and companies with which officers or directors are related:

	Third quarter ended	Year-to-date
	November 30, 2002	November 30, 2002
	$	$

Exploration costs:
Consulting fees	9,000	27,000

Accounts receivable:
Due from related party	19,393	19,393

Expenses:
Management fees	12,000	36,000

…/10

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 10 –

Note 10	ACCUMULATED LOSSES

The Company has accumulated losses for Canadian 5,548,180 which may be carried forward and used to reduce taxable years. Under present tax legislation these losses will expire as follows:

	$

2003	116,264	(1)
2004	40,171
2005	46,056
2006	348,453
2007	569,846
2008	1,177,797
2009	1,994,848
2010	1,254,745

	5,548,180

(1) This balance expires on February 28, 2003.

Note 11	LEASE OBLIGATIONS

a)
The Company leases its head office premises under an agreement expiring October 31, 2005. Minimum annual rents are $34,304 plus a proportionate share of the property taxes and operating expenses. The total minimum obligation under this lease over the next four years is as follows:

$

12 months ended November 30
- 2003	34,304
- 2004	34,304
- 2005	31,466

b)
The Company leases its Ferguson Lake Camp Lodge under an agreement expiring March 30, 2004. Minimum annual rents are $42,672. The minimum obligation under this lease over the next three years is as follows:

$

12 months ended August 31
- 2003	42,672
- 2004	14,224

... /11

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 11 –

Note 11	LEASE OBLIGATIONS (continued)

c)
During the period, the Company entered a 48-month operating lease agreement for its office copier expiring February 2006. Minimum annual lease payments are $11,052. The minimum obligation under this lease over the next four years is as follows:

$

12 months ended November 30
- 2003	11,052
- 2004	11,052
- 2005	11,052
- 2006	2,763

... /12

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 12 –

Note 12	UNITED STATES ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada (CDN GAAP) which, in these financial statements, conform in all material respects with those in the United States (US GAAP), except as follows:

	a)	Exploration Expenditures

Under CDN GAAP, exploration expenditures are capitalized until the property is sold or abandoned. If operations commence, the deferred expenditures are amortized over the expected benefit period. There can be no assurance of the commencement of operations. US GAAP requires that exploration expenditures be expensed as incurred until it is determined that commercially viable operations exist and the expenditures then incurred are recoverable.

	b)	Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 “Accounting for stock-based Compensation” is effective for fiscal years beginning after December 15, 1995 and encourages, but does not require, companies to record the compensation cost for stock-based employee compensation plans at fair value at the grant date. Accordingly, the compensation cost for stock options is measured at the excess, if any, of the quoted market price of the Company’s stock at the date of grant of the stock option over the amount an employee must pay to acquire the stock. The exercise price of the employee stock options at the grant dates were equal to or greater than the quoted market price requiring no compensation costs to be recorded.

In March 2000, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB No. 25). This Interpretation does not have a material effect on the financial statements.

	c)	Comprehensive Income

Under US GAAP, SFAS No. 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period expect those resulting from investments by owners and distribution to owners. There is no similar concept under Canadian GAAP. The Company has determined that it had no comprehensive income other than the loss in any of the periods presented.

... /13

STARFIELD RESOURCES INC.

NOTES TO INTERIM FINANCIAL STATEMENTS

FOR THE THIRD QUARTER ENDED NOVEMBER, 2002
(Unaudited - See Notice to Reader)

(An Exploration Stage Company)
(Presented in Canadian Dollars)

PAGE – 13 –

NOTE 12	UNITED STATES ACCOUNTING PRINCIPLES (continued)

	d)	The following summarizes sheet items with variations under US GAAP:

	November 30	February 28
	2002	2002
	$	$

Mineral property	-
Share capital	25,386,726
Contributed capital	164,500
Deficit	(28,504,450)	(21,652,570)

e)	The following table summarizes the effect on loss of differences between CDN GAAP and US GAAP:

	Third quarter ended		Year-to-date
	November 30	November 30	November 30	November 30
	2002	2001	2002	2001
	$	$	$	$

Loss under CDN GAAP	339,988	290,483	1,425,338	892,218

US GAAP material adjustments:
• Write-off of mineral property expenditures	2,419,606	960,426	5,852,292	5,083,633
• Stock-based compensation under CDN	-	-	(425,750)	-
GAAP

Loss under US GAAP	2,759,594	1,250,909	6,851,880	5,975,851

Loss per share under US GAAP	0.06	0.04	0.14	0.18

Weighted average number of shares	49,739,108	33,541,342	49,739,108	33,541,342

f)	The following table summarizes the effect on shareholders’ equity (deficiency) after considering the US GAAP adjustments:

	Share	Contributed	Accumulated	Total
	Capital	Capital	Deficit	Shareholders’
equity
	$	$	$	(Deficiency)
$

Balance – February 28, 2002	21,681,230	164,500	(21,652,570)	193,160
Share capital issued under CDN GAAP	3,705,496	-	-	3,705,496
Loss under CDN GAAP	-	-	(1,425,338)	(1,425,338)
US GAAP material adjustments:
• Stock-based compensation under CDN GAAP	-	-	425,750	425,750
• Mineral property write-off	-	-	(5,852,292)	(5,852,292)

Balance – November 30, 2002	25,386,726	164,500	(28,504,450)	(2,953,224)

SCHEDULE “A”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F – Quarter Ended November 30, 2002

THE THIRD FISCAL QUARTER REPORT FORM 51 – 901F

Issuer Details:

For the financial quarter ended:	November 30, 2002
Date of report:	December 18, 2002

Name of issuer:	STARFIELD RESOURCES INC.
Issuer’s address:	420 625 Howe Street, Vancouver BC
Issuer’s fax no.:	(604) 608-0344
Issuer’s telephone no.:	(604) 608-0400

Contact person:	Glen Indra
Contact position:	President
Contact telephone no.:	(604) 608-0400

CERTIFICATE

The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder that requests it.

Director’s name:	Glen Indra	Date signed:	January 29, 2003
Director’s name:	Glen MacDonald	Date signed:	January 29, 2003

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2002

SCHEDULE B:1 ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim statement of loss and deficit and notes to interim financial statements.

Current Year Deferred Exploration Work year to date breakdown:
- Camp support costs including fuel requirements	$623,962
- Mobilization and demobilization	65,344
- Diamond drilling	1,833,167
- Personnel	1,362,820
- Aircraft support including helicopter moves	1,762,573
- Analytical and Geophysical Services	204,426

$5,852,292

SCHEDULE B:2 RELATED PARTY EXPENDITURES (NOT AT ARMS-LENGTH)

           See notes to interim financial statements

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

           Issuance of private placement units:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net proceeds	Type of consideration	Commission
Sept. 2002	Units	Aug 1, 02 Private placement (1)	2,824,514	$0.40	$997,070(2)	Cash	Nil
Oct. 2002	Units	Aug 1, 02 Private placement (1)	992,500	$0.40	$357,300(3)	Cash	Nil
Nov. 2002	Units	Aug 1, 02 Private placement (1)	1,899,500	$0.40	$683,820(4)	Cash	Nil

Total number of private placement units issued: 5,716,514	$2,038,190

(1)
On October 23, 2002, the Company received final approval from the TSX Venture Exchange for its August 1, 2002 private placement. The private placement for 7,526,195 units at $0.40 per unit. Each unit consists of one common share and one common share purchase warrant. 7,151,195 purchase warrants will be exercisable into a further common share within one year of the closing of the private placement upon payment of further $0.75. 375,000 purchase warrants will be exercisable into a further common share within eighteen months of the closing of the private placement upon payment of further $0.75.

(2)	Net of finder fees of $132,736

(3)	Net of finder fees of $39,700

(4)	Net of finder fees of $75,980

All August 01, 02 private placement units, included those subscriptions received during the last quarter, were converted to common shares and purchase warrants on November 28, 2002 pursuant to private placement agreements.

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2002

SCHEDULE B:3(a) SECURITIES ISSUED IN THE QUARTER

Issuance of common shares:

Issuance date	Type of security	Type of issue	Number issued	Unit Price	Net proceeds	Type of consideration	Commission
Nov. 13, 02	Common shares	Options	136,000	$0.44	$ 59,840	Cash	Nil
Nov. 18, 02	Common shares	Options	100,000	$0.44	$ 44,000	Cash	Nil
Total number of common shares issued:	236,000	$103,840

Conversion of private placement units:
Issuance date	Type of security	Type of issue	Number issued	Unit Price	Total proceeds	Type of consideration	Commission
Nov. 28, 02	Common shares and purchase warrants	Aug 1, 02 Private placement units	7,526,195	N/A	$Nil	Exercise of 7,521,195 August 1, 2002 private placement units for common shares and purchase warrants	Nil

Total number of common shares issued:	7,526,195	$Nil
Total number of purchase warrants issued:	7,526,195	$Nil

SCHEDULE B:3(b) SUMMARY OF OPTIONS GRANTED IN THE QUARTER

Date of granted	Number	Name of optionee	Exercise price	Expiry date
Nil

SCHEDULE B:4(a) and (b) AUTHORIZED AND ISSUED SHARE CAPITAL

Class	Par Value	Authorized	Issued
			Number	Amount (net of share issue costs)
Common	NPV	Unlimited	58,092,512	$22,293,802
First Preferred Shares	NPV	Unlimited	-	-
Second Preferred Shares	NPV	Unlimited	-	-

SCHEDULE “B”

SUPPLEMENTARY INFORMATION
STARFIELD RESOURCES INC.
Form 51 – 901F –Quarter Ended November 30, 2002

SCHEDULE B:4(c ) OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING

Security	Number Or Amount	Exercise or Convertible	Expiry Date
Options	155,000 shares	$0.15/share	July 9, 2003
Options	88,000 shares	$0.50/share	May 4, 2004
Options	100,000 shares	$0.40/share	November 19, 2004
Options	200,000 shares	$0.40/share	January 21, 2005
Options	65,000 shares	$0.50/share	April 10, 2005
Options	632,000 shares	$0.50/share	May 4, 2006
Options	1,250,000 shares	$0.50/share	October 24, 2006
Options	1,250,000 shares	$0.90/share	March 8, 2007
Warrants	3,000,000 shares	$0.75/share	December 28, 2002
Warrants	2,246,862 shares	$0.60/share	April 11, 2003
Warrants	2,401,000 shares	$0.55/share	August 27, 2003
Warrants	101,250 shares	$0.55/share	June 28, 2003
Warrants	7,151,195 shares	$0.75/share	October 23, 2003
Warrants	375,000 shares	$0.75/share	February 1, 2004
Warrants	1,000,000 shares	$0.55/share	August 27, 2004

Total options/warrants	20,015,307 shares

SCHEDULE B:4(d) SHARES IN ESCROW

       Escrowed common shares Nil

SCHEDULE B:5 DIRECTORS AND OFFICERS

       Glen Indra
       Glen MacDonald
       Kelly Kerr
       Henry Giegerich

SCHEDULE ‘C’

MANAGEMENT DISCUSSION
STARFIELD RESOURCES INC.
Form 51-90IF
QUARTER ENDED NOVEMBER 30, 2002

Ferguson Lake

During the third quarter ending November 30, 2002, the Company aggressively continued its exploration drilling at Ferguson Lake and concentrated its efforts on (1) an eleven-hole Phase II delineation drilling program on the shallow portion of the West Zone to further track the low-sulphide PGE-bearing footwall horizon, and (2) stepout drilling to continue testing the UTEM conductor in the newly-discovered “119 Zone.”

The West Zone at Ferguson Lake is characterized by a strong geophysical UTEM anomaly that runs from section 3800W to section 9000W where the geophysical survey ended but the anomaly remains open. This 5.2 kilometer strike length has been the main focus of the Company’s exploration effort for the past 4 seasons. Between section lines 4020W and 5009W (approximately 1 kilometer) the massive sulphides are generally exposed at surface and gently plunge underground out to the west. The West Zone between lines 4020W and 5009W is inferred by the Company’s consulting engineer, Dr. N.C. Carter, Ph.D., P.Eng., to contain 8,076,363 tonnes at 1.07% Cu, 0.83% Ni, 1.53 g/t Pd and 0.20 g/t Pt at a 1.5% Cu+Ni cutoff grade. This area is the focus of an infill drilling program designed to provide sufficient drill information to upgrade the resource to a higher category by confirming upper and lower limits of the known massive sulphide lenses. Most of this drilling has now been completed and it is expected that a new resource calculation will be available by the end of February 2003.

Low-Sulphide Horizon Drilling

As reported in various news releases and in our management discussion appended to the Quarter ended August 31, 2002, during the course of definition drilling between lines 4020W and 5009W on the PGE-bearing Cu+Ni massive sulphide units, frequent PGE-bearing low-sulphide mineralization was encountered below the massive sulphides. Hole 02-135 contained a 1.1 meter low-sulphide intercept grading 13.96 g/t platinum and 19.13 g/t palladium. This mineralization is the thickest and highest grade platinum (0.45 oz/t) and palladium (0.62 oz/t) mineralization discovered in drilling to date between these section lines. Holes 02-134 and 02-135 were drilled 30 meters east and west, respectively, of 02-109 which intercepted a similar footwall, PGE-rich low sulphide 1.04 meter interval grading 12.69 g/t Pd and 1.38 g/t Pt.

Fire assay results, outlined in Table I, from Holes 02-142, 02-143, 02-144, 02-145, 02-146, 02-147, and 02-148 received from the company’s eleven-hole Phase II drilling program together with low-sulphide PGE-enriched intervals previously reported in adjacent holes 02-108, 02-109, 02-111, 02-134 and 02-135 have now substantially demonstrated that:

(1)	superior grades of platinum (Pt) and palladium (Pd) continue to be discovered;

(2)	multiple low-sulphide PGE-bearing horizons can be successfully tracked throughout the footwall;

(3)	the previously unexplored base portion of the host gabbro can contain significant PGE-rich massive sulphides;

(4)	the host gabbro is much thicker than originally believed.

The Company is very encouraged by the higher grades of platinum encountered in the low-sulphide style of mineralization discovered thus far during Phase II drilling.

Highlights are as follows and are more fully shown in the accompanying tables.

TABLE I: HIGHLIGHTS

TABLE II

*2 PGE= (Pd+Pt g/t)

**NOTE: Only partial assay data available for footwall portion of this hole.

Hole 02-147 encountered one zone of LS-PGE-style of mineralization in the footwall but only a portion of the assay data has been received for the footwall of this hole. The only LS-PGE horizon encountered in the partial PGE assay data received to date for the footwall samples from this hole is a 1.00 meter intercept between 156.5 and 157.5 meters. It assayed 5.86 g/t Pd and 0.26 g/t Pt for a combined grade of 2 PGEs of 6.12 g/t (see Table II).

TABLE II (cont’d)

Hole 02-148 encountered eight LS-PGE zones in the footwall underlying the main PGE-bearing massive sulphide zone. Highlights of the LS-PGE footwall mineralization include two significant zones, namely, a 6.06 meter interval assaying 2.14 g/t Pd and 0.61 g/t Pt between 200.5-206.5 meters and a 1.48 meter interval grading 7.94 g/t Pd and 2.32 g/t Pt between 193.5-194.9 meters.

Assays from four additional drill holes from the Phase II drilling program will be released when all data is received from the assay lab.

It is important to note that drill holes 02-142, 02-145 and 02-148 on Lines 4350W, 4380W and 4410 W respectively, are longer holes drilled to penetrate through the gabbro host rock and into the basement amphibolite and gneissic rocks. These three deep holes intercepted core lengths of gabbroic rock ranging from about 219 to 340 meters in thickness. Other detailed holes drilled on these lines have shorter penetration into the prospective LS-PGE footwall gabbro underlying the main PGE-bearing massive sulphide zone. The considerable thicknesses of gabbro encountered in these three holes in this portion of the shallower eastern part of the West Zone host LS-PGE mineralization and PGE-bearing sulphides at depths significantly below the main PGE-bearing massive sulphide horizon which was generally the focus of past exploration programs. In 2002, Starfield Resources also discovered 200-300 meter thicknesses of gabbro between L7600W and 8000W where they are host to the multiple horizons of PGE-bearing Cu+Ni massive sulphides of the “119 Zone.”

Over the ten kilometers of known strike length of the host gabbro, these newly-discovered thicker portions of the gabbro unit are considered by Starfield to be excellent prospective environments for PGE-bearing Cu+Ni massive sulphides and LS-PGE footwall styles of mineralization.

119 Zone Drilling

More than 8,000 meters of diamond drilling has now been completed on the recently-discovered “119 Zone” where multiple PGE-bearing massive sulphide horizons have been intersected. Holes 02-112, 02-119, and 02-132 have been previously reported on in our management discussion appended to August 31, 2002’s quarterly report and the highlights of holes 02-137, 02-138 and 02-139 are shown in the following Table III.

Drill hole 02-137, the first hole drilled on section 8000W, intersected two massive sulphide horizons hosted by gneissic and amphibolite rock units. These sulphide horizons are clearly remobilized from the gabbro-hosted massive sulphide body and as such may be similar to the 64.45 meter interval of semi-massive to massive sulphides encountered in footwall gneissic rocks in hole 01-74 completed in the 2001 season. Massive sulphide textures observed in hole 02-137 indicate remobilization of chalcopyrite and assay data shows copper and palladium grade enrichment compared to nickel and platinum.

TABLE III (cont’d)

Hole No	Inclination	Location	Interval(m)	Length m (feet)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
02-138	-70°	7800W 5+04N	1025.16-1033.88	8.72 (28.61)	1.47	0.49	0.06	1.39	0.16
		(including	**1028.56-1033.88**	**5.32 (17.45)**	**1.86**	**0.72**	**0.08**	**2.04**	**0.23)**
			1045.08-1059.44	14.36 (47.11)	1.19	0.70	0.073	2.06	0.37
		(including	**1047.23-1054.91**	**7.68 (25.20)**	**1.15**	**0.86**	**0.092**	**2.21**	**0.54)**
			1067.07-1069.44	2.37 (7.78)	0.45	0.13	0.01	0.38	0.03

Hole No	Inclination	Location	Interval(m)	Length m (feet)	Cu %	Ni %	Co %	Pd g/t	Pt g/t
02-139	-74°	8006W 4+47N	1072.10-1074.33	2.23 (7.32)	0.27	0.35	0.047	0.86	0.03
			1095.07-1105.55	12.48 (40.94)	0.89	0.77	0.10	2.08	0.20
		(including	**1098.34-1104.79**	**6.45 (21.16)**	**1.15**	**0.79**	**0.102**	**2.02**	**0.28)**
		(and	**1100.04-1103.87**	**3.83 (12.57)**	**0.69**	**1.00**	**0.128**	**2.23**	**0.31)**
			1142.30-1150.08	7.78 (25.52)	2.23	0.61	0072	2.01	0.57
		(including	**1146.00-1149.24**	**3.24 (10.63)**	**2.19**	**0.77**	**0.09**	**2.49**	**0.05)**

Hole 02-139, drilled at a steeper inclination from the same location as 02-137 on section line 8000W, intersected 96 meters of gabbroic host rock containing two massive sulphide horizons within a 57 meter core interval. This intersection occurs approximately 140 meters down-dip of the sulphide lenses encountered in hole 02-137. Assay results are similar to those obtained from 02-137 and also feature enhanced copper grades.

The newly-discovered “119 Zone” is characterized by multiple, shallow to moderately north-dipping, PGE-bearing massive sulphide horizons hosted in a generally thicker portion of gabbroic host rock than that drilled in other areas of the West Zone. To date, the thickest gabbroic intercept was found on section line 7600W where initial hole 02-112 encountered 290 meters of gabbro intermittently mineralized with stringer and disseminated sulphides over a core length of approximately 245 meters. Discovery hole 02-119 and hole 02-132, up-dip from 02-112, intersected gabbro hosted PGE-bearing massive sulphide horizons. On section 7800W, hole 02-138 intersected a 48-meter interval of gabbro and on line 8000W hole 02-139 intersected 96 meters of gabbroic host rock with both holes containing two PGE-bearing massive sulphide horizons. The 400-meter length of gabbro containing the newly-discovered massive sulphide horizons of the “119 Zone” is coincident with a portion of a 1,600 meter long UTEM geophysical anomaly.

The company considers the “119 Zone” discovery to be significant for the West Zone in view of the thickening of the host gabbro, the apparent continuity along strike of multiple PGE-bearing massive sulphide horizons, and the stratification of sulphide mineralogy, textures and grades.

During the 2002 field program, Starfield has drilled a total of 21,000 meters on the West Zone. A further six holes have yet to be reported on from the 2002 program.

During the quarter ended November 30, 2002 the Company raised a total of $2,142,030 through the issuance of common shares by private placement, exercise of warrants and options and the receipt of $521,000 in share subscriptions receivable. Shares outstanding increased to 58,092,512 from 50,330,317 as a result of closing a 7,526,195 unit private placement at $0.40 per unit and the exercise of 236,000 options at $0.44. As at November 30, 2002 the Company had $1,646 cash on hand and subsequent to quarter end it closed a private placement of 988,750 units at $0.32 for a total of $316,400. This private placement contained a share purchase warrant at $0.35 entitling the holder to acquire a further 988,750 shares at $0.35 for a further 18 months. Additionally, and also subsequent to the November 30, 2002 quarter end, the Company announced a private placement of 6,000,000 units at $0.35 for a total of $2,100,000. Each unit of this placement contains a warrant to purchase a further share at $0.45 for 18 months.

Consulting fees during the quarter totaled $37,860 ($167,469 YTD) versus budget of $90,000 ($270,000 YTD). Office and rent and office services totaled $80,407 ($215,648 YTD) versus budget of $57,000 ($171,000 YTD); travel and conferences totaled $105,116 ($251,685 YTD) versus budget of $63,000 ($189,000 YTD), advertising and promotion $14,060 ($80,349 YTD) versus budget of $39,000 ($117,000 YTD); computer expenses totaled $14,770 ($61,930 YTD) versus budget $27,000 ($81,000 YTD); accounting, legal and regulatory fees totaled $40,428 ($109,520 YTD) versus budget $48,000 ($144,000 YTD); aggregate expenses for the quarter were $333,047 ($984,929 YTD – exclusive of stock-based non cash flow compensation of $425,750 versus budget of $366,000 ($1,098,000 YTD).

STARFIELD RESOURCES INC.
PRESS RELEASE	December 4, 2002
Corporate Office:	#SRU-23-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGH GRADE PLATINUM AND PALLADIUM INTERCEPTS
DEMONSTRATE CONTINUITY IN PHASE II
LOW-SULPHIDE HORIZON DRILLING

The first fire-assay results from Holes 02-142, 02-143 and 02-144 have been received from the company’s eleven-hole Phase II delineation program on the shallow portion of the West Zone and demonstrate that:

1)	superior grades of platinum (Pt) and palladium (Pd) continue to be discovered;
2)	low-sulphide PGE-bearing horizons can be successfully tracked throughout the footwall;
3)	the previously unexplored base portion of the host gabbro can contain significant PGE-rich massive sulphides.

This latest exploration has been designed to further investigate the recently-discovered low-sulphide PGE mineralization. This style of mineralization is generally found in the footwall gabbroic host rocks which also contain significant PGE resources in the Cu-Ni-Co massive sulphide horizons.

The company is very encouraged by the higher grades of platinum encountered in the low-sulphide style of mineralization discovered thus far during Phase II drilling. Highlights are as follows and are more fully shown in the accompanying tables.

Hole 02-142 encountered five zones of low-sulphide style (LS) PGE mineralization underlying the PGE-bearing massive sulphide zone. The PGE-bearing massive sulphide zone assayed 0.63% Ni, 0.92% Cu, 0.09% Co, 0.15g/t Pt and 1.80g/t Pd over 2.11 metres between 93.70-95.81 metres. The five LS zones are detailed in Table I. Highlights include a high-grade, low sulphide (LS) intercept of 1.62 metres grading 8.41 g/t Pd and 1.12 g/t Pt and a three-meter interval grading 0.56 g/t Pd and 2.40 g/t Pt.

TABLE I: DRILL HOLE FL02-142

Hole 02-143 encountered three zones of LS-style mineralization underlying the PGE-bearing massive sulphide zone. The PGE-bearing massive sulphide zone assayed 0.30% Ni, 3.34% Cu, 0.04% Co, 0.10g/t Pt and 0.65g/t Pd over 3.34 metres between 95.12-98.46 metres. The three LS zones are detailed in Table II. Highlights include 18.75g/t Pt and 1.68g/t Pd over 0.36 metres, between 148.59-148.95 metres. This intersection can potentially be expanded, as no sampling was initially undertaken between 141.04-148.59 metres; this interval has now been split and sent for analysis. Lower grade PGE concentrations were obtained from samples underlying the above-mentioned high-grade interval.

TABLE II: DRILL HOLE FL02-143

Hole 02-144 intersected six zones of LS-style mineralization underlying the principle PGE-bearing massive sulphide zone. The PGE-bearing massive sulphide zone assayed 1.11% Ni, 1.01% Cu, 0.17% Co, 0.19g/t Pt, and 1.88g/t Pd over 2.00 metres from 103.34-105.34 metres. The six LS zones are detailed in Table III. Highlights include the following two zones: a 1.35 metres interval assaying 6.91 g/t Pt and 0.58g/t Pd between 188.00-189.35 metres, and a 6.83 metre interval assaying 0.224% Ni, 0.106% Cu, 0.025% Co, 1.15g/t Pt and 2.15g/t Pd between 253.45-260.28 metres. Included in this zone is a 3.54 meter interval assaying 0.40% Ni, 0.18% Cu, 0.03% Co, 1.94g/t Pt and 3.06g/t Pd between 256.74-260.28 metres. This latter zone represents a combination of both LS and MS-style mineralization and appears to be a new discovery near the base of the host gabbro. It is comprised of a core of semi-massive to massive sulphides from 256.74-258.56 meters that is enveloped by LS-PGE bearing mineralization.

Previously, a high-grade, low-sulphide (LS) PGE intercept of 1.04 metres grading 13.33g/t palladium (Pd) and 1.11g/t platinum (Pt) was reported in hole 02-109. As a follow up to drill hole 02-109 (L4320W, 1+70N), drill hole 02-135 (L4350W, 1+70N) also encountered a high-grade, LS-PGE interval of 1.11 metres grading 19.13g/t Pd (0.62 oz/t) and 13.96 g/t Pt (0.45 oz/t). Drill hole 02-135 was inclined at -60° while 02-142 and 02-143 were inclined at -65° and -68.5° respectively. All three holes were drilled from the same setup. Located 30 metres west of hole 02-135, 142 and 143, is drill hole 02-144 (L4380W, 1+75N) which was inclined at -60°. In addition, holes 02-145 and 02-146, inclined at -55° and -50° respectively are from the same set-up as 02-144. Results are pending from these two holes and will be released upon receipt of the analytical data.

Starfield Resources is a publicly traded Canadian mineral exploration company which owns a 100% interest in the large, highly-prospective Ferguson Lake property in Nunavut, Canada. This 250 square kilometer project has been Starfield’s sole focus of exploration and resource definition of PGEs and copper, nickel and cobalt for the past four years. As of December 31, 2001, Starfield has successfully expanded the inferred mineral resource (massive sulphides) ten-fold to 60.1 million tonnes grading 0.93% copper, 0.59% nickel, 1.32 g/t palladium and 0.19 g/t platinum at 1.0% Cu+Ni cutoff grade (Dr. N.C. Carter technical report March 4, 2002). Between March and December 2002, the company has completed an additional 21,000 meters of diamond drilling and new resource calculations will be available in 2003.

On behalf of the Board of Directors

Glen Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	December 18, 2002
Corporate Office:	#SRU-24-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 5

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PHASE II DRILLING SUCCESSFULLY TRACKS
HIGHER GRADE PLATINUM AND PALLADIUM
IN MULTIPLE LOW SULPHIDE HORIZONS

Fire-assay PGE and base-metal assay results from drilling on Line 4380W and two holes on step-out Line 4410W have been received for Phase II delineation drilling in the shallower eastern portion of the West Zone. These newly-reported holes and those discussed in our Press Release dated December 4, 2002, continue to target and track recently-discovered footwall, low-sulphide (LS) PGE style mineralization and PGE-rich massive sulphides in previously unexplored portions of the footwall host gabbro unit underlying the main PGE-bearing massive sulphide horizon.

This second phase of 2002 exploration continues to demonstrate the significant discovery of numerous low-sulphide higher grade PGE footwall intercepts which were first identified in a high-grade PGE intercept in hole 02-109 on Line 4320W. Highlights are as follows and are more fully shown in the accompanying tables.

To date, in the West Zone, the farthest west that low-sulphide footwall PGE mineralization has been discovered is 2 kilometers to the west in the 2001 drill hole 104 on Line 6300W where a 0.5 meter interval grading 9.86 g/t Pd (palladium) and 1.44 g/t Pt (platinum) was encountered.

The company is very encouraged that thus far significant multiple low-sulphide footwall PGE mineralized horizons have been discovered and are contained within the 90 meters strike length of detailed drilling between L4320W and L4410W.

Hole 02-148 encountered eight LS-PGE zones and three PGE-bearing sulphide horizons in the footwall underlying the main PGE-bearing massive sulphide zone. The principal massive sulphide zone assayed 0.80% Cu, 0.86% Ni, 0.052% Co, 1.47 g/t Pd and 0.13 g/t Pt over 2.49 meters between 112.3-114.8 meters. Highlights of the LS-PGE footwall mineralization are detailed in Table I. They include two significant zones, namely, a 6.06 meter interval assaying 2.14 g/t Pd and 0.61 g/t Pt between 200.5-206.5 meters and a 1.48 meter interval grading 7.94 g/t Pd and 2.32 g/t Pt between 193.5-194.9 meters.

TABLE I: DRILL HOLE FL02-148

Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
MAIN PGE-BEARING SULPHIDE										
02-148	**-55°**	4410W, 1+80N	112.33-114.82	2.49 (8.17)	0.80	0.86	0.052	1.47	0.13	1.60

LOW-SULPHIDE PGE MINERALIZATION										
02-148	**-55°**	4410W, 1+80N	**193.50-194.98**	**1.48 (4.86)**	**0.02**	**0.02**	**0.003**	**7.94**	**2.32**	**10.26**
			200.50-206.56	**6.06 (19.88)**	**0.02**	**0.06**	**0.005**	**2.14**	**0.61**	**2.75**
		(including	**200.50-203.00**	**2.50 (8.20)**	**0.02**	**0.03**	**0.003**	**1.36**	**1.00**	**2.36)**
		(and	204.27-206.56	2.29 (7.51)	0.02	0.11	0.009	3.78	0.12	3.90)
		(and	**204.27-205.37**	**1.10 (3.61)**	**0.00**	**0.01**	**0.002**	**6.32**	**0.22**	**6.54)**
			246.65-247.35	0.70 (2.30)	0.02	0.09	0.010	1.26	0.50	1.76
			280.58-281.28	0.70 (2.30)	0.02	0.05	0.007	1.39	0.27	1.66
			287.00-288.50	1.50 (4.92)	0.04	0.04	0.006	0.74	0.31	1.05
			312.12-312.77	0.65 (2.13)	0.04	0.09	0.010	0.96	0.09	0.95

PGE-BEARING MASSIVE SULPHIDE										
02-148	**-55°**	4410W, 1+80N	**166.61-167.35**	**0.74 (2.43)**	**0.10**	**0.17**	**0.03**	**2.00**	**0.94**	**2.94**
			232.18-233.71	1.53 (5.02)	0.08	0.19	0.023	1.41	0.18	1.59
			240.86-241.21	0.35 (1.15)	0.24	0.31	0.059	1.82	0.42	2.24

*2 PGE= (Pd+Pt g/t)

Hole 02-147 encountered one zone of LS -PGE-style of mineralization in the footwall but only a portion of the assay data has been received for the footwall of this hole. The PGE -bearing main massive sulphide zone assayed 1.15% Cu, 0.70% Ni, 0.108% Co, 1.33 g/t Pd and 0.08 g/t Pt over 3.58 meters between 110.9 and 114.5 meters. The only LS-PGE horizon encountered in the partial PGE assay data r eceived to date for the footwall samples from this hole is a 1.00 meter intercept between 156.5 and 157.5 meters. It assayed 5.86 g/t Pd and 0.26 g/t Pt for a combined grade of 2 PGEs of 6.12 g/t (see Table II).

Hole 02-146 encountered three zones of LS-PGE-style of mineralization and two PGE-bearing sulphide horizons found at depth in the footwall. The deepest intercept is similar to the zone of LS -PGE and PGE-bearing sulphides recently discovered at depth in hole 02-144 at 253.4 meters to 260.2 meters (see Press /Release of December 4, 2002). The main PGE-bearing massive sulphide zone assayed 1.01% Cu, 0.91% Ni, 0.120% Co, 1.96 g/t Pd and 0.19 g/t Pt over 0.84 meters between 104.2 and 105.0 meters. Highlights for hole 02-146 include LS-PGE mineralization of 1.07 meters between 189.93-191.00 meters grading 0.26 g/t Pd and 1.06 g/t Pt and its associated PGE-bearing sulphide zone of 2.72 meters between 186.4-189.1 meters which assayed 0.05% Cu, 0.13% Ni, 0.016% Co, 5.50 g/t Pd and 1.1 g/t Pt. Higher grades of PGEs are included in this interval (see Table III for details).

TABLE III: DRILL HOLE FL02-146

Hole 02-145 intersected eight zones of footwall LS-PGE-style of mineralization underlying the PGE-bearing massive sulphide zone. The main PGE-bearing massive sulphide zone assayed 0.60% Cu, 0.99% Ni, 0.132% Co, 1.88 g/t Pd and 0.26 g/t Pt over 2.16 meters between 102.0-104.2 meters. The hole also intersected PGE-bearing sulphides at depth which are enveloped by LS-PGE styles of mineralization (see details in Table IV). Highlights of the footwall LS-PGE zones include a 3.72 meter interval between 154.2 and 156.0 meters which grades 1.48 g/t Pd and 1.22 g/t Pt and a 1.94 meter intercept between 168.9 and 170.8 meters grading 1.53 g/t Pd and 2.15 g/t Pt.

TABLE IV: DRILL HOLE FL02-145

Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
MAIN PGE-BEARING SULPHIDE										
02-145	-55°	4380W, 1+75N	102.09-104.25	2.16 (7.09)	0.6	0.99	0.132	1.88	0.26	2.14

Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
LOW-SULPHIDE PGE MINERALIZATION										
02-145	-55°	4380W, 1+75N	**151.68-158.00**	**6.32 (20.74)**	**0.00**	**0.01**	**0.000**	**1.42**	**0.93**	**2.35**
		(including	**152.28-156.00**	**3.72 (12.20)**	**0.00**	**0.00**	**0.000**	**1.48**	**1.22**	**2.70)**
			162.00-162.46	0.46 (1.51)	0.19	0.14	0.011	1.09	0.38	1.47
			168.95-170.89	**1.94 (6.37)**	**0.04**	**0.02**	**0.000**	**1.53**	**2.15**	**3.68**
			172.30-173.48	**1.18 (3.87)**	**0.00**	**0.01**	**0.000**	**1.19**	**1.05**	**2.24**
			230.51-231.01	0.50 (1.64)	0.05	0.21	0.024	1.21	0.25	1.46
			234.35-234.75	0.40 (1.31)	0.08	0.15	0.023	1.08	0.10	1.18
			276.00-277.47	1.47 (4.82)	0.01	0.02	0.000	1.28	0.43	1.71
			292.62-294.15	1.53 (5.02)	0.07	0.04	0.000	1.23	0.24	1.47

Hole No	Inclination	Location	Interval(m)	Length (m) (ft)	Cu (%)	Ni (%)	Co (%)	Pd g/t	Pt g/t	2 PGE*
PGE-BEARING SULPHIDE										
02-145	-50°	4380W, 1+75N	164.96-165.57	0.61 (2.0)	0.07	0.11	0.103	1.19	0.45	1.64
			168.06-168.66	0.60 (1.97)	0.27	0.17	0.023	1.34	0.42	1.76

*2 PGE= (Pd+Pt g/t)

Also located on Line 4380W and drilled from the same set-up as 02-145 and 146 is hole 02-144 which Starfield has previously reported (December 4, 2002). In 02-144, LS-PGE mineralization over a 2.88 meter interval between 188.0-190.8 meters graded 0.64 g/t Pd and 3.70 g/t Pt and a 1.37 meter interval between 258.9-260.2 meters graded 0.14 g/t Pd and 4.44 g/t Pt.

High-grade, low-sulphide (LS) PGE footwall intercepts were also encountered on L4350W in hole 02-135 and on L4320W in hole 02-109. Hole 02-135 discovered an intercept of 1.11 meters grading 19.13 g/t Pd (0.62 oz/t) and 13.96 g/t Pt (0.45 oz/t) and hole 02-109 intercepted 1.04 meters grading 13.33 g/t Pd and 1.11 g/t Pt. Complete results of the eleven-hole Phase II program are pending and will be released upon receipt of the assay data.

It is important to note that drill holes 02-142, 02-145 and 02-148 on Lines 4350W, 4380W and 4410 W respectively, are longer holes drilled to penetrate through the base of the gabbro host rock and its basement amphibolite and gneissic rocks. These three deep holes intercepted core lengths of gabbroic rock ranging from about 219 to 340 meters in thickness. Other detailed holes drilled on these lines have shorter penetration into the prospective LS-PGE footwall gabbro underlying the main PGE-bearing massive sulphide zone. The considerable thicknesses of gabbro encountered in these three holes in this portion of the shallower eastern part of the West Zone host LS -PGE mineralization and PGE-bearing sulphides at depths significantly below the main PGE-bearing massive sulphide horizon which was generally the focus of past exploration programs. In 2002, Starfield Resources also discovered 200-300 meter thicknesses of gabbro between L7600W and 8000W where they are host to the multiple horizons of PGE-bearing Cu+Ni massive sulphides of the “119 Zone.”

Over the ten kilometers of known strike length of the host gabbro, these newly-discovered thicker portions of the gabbro unit are considered by Starfield to be excellent prospective environments for PGE-bearing Cu+Ni massive sulphides and LS-PGE footwall styles of mineralization.

Starfield Resources is a publicly traded Canadian mineral exploration company which owns a 100% interest in the large, highly-prospective Ferguson Lake mineral district in Nunavut, Canada. This 250 square kilometer project has been Starfield’s sole focus of exploration and resource definition of PGEs and copper, nickel and cobalt for the past four years. As of December 31, 2001, Starfield successfully expanded the inferred mineral resource (massive sulphides) in the West Zone and published an inferred mineral resource in the massive sulphides of 28.5 million tonnes grading 1.17% Cu, 0.73% Ni and 2 g/t PGEs using a 1.5% Cu+Ni cutoff grade (Dr. N.C. Carter technical report March 4, 2002). Between March and December 2002, the company has completed an additional 21,000 meters of diamond drilling in the West Zone. A new resource calculation will be available in early 2003.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen Macdonald, P.Geo., Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	December 31, 2002
Corporate Office:	#SRU-25-02
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

Starfield Resources Inc. announces a private placement of 988,750 flow through units at $0.32 per unit. Each unit will consist of a flow through common share and one purchase warrant. Each purchase warrant together with payment of $0.35 entitles the holder to acquire a further flow through share. MTAX 2002 (No. 2) MINERAL PARTNERSHIP will subscribe for 732,500 of the units. A finders fee of 8% will be paid to Strand Securities Corporation by issuing flow through units of the company at the same price as the units issued to the partnership. A finders fee, commensurate with TSX.V policies, will be paid on the balance.

On behalf of the Board of Directors,

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	January 24th , 2002
Corporate Office:	#SRU-01-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

$2.1 MILLION PRIVATE PLACEMENT LEAD BY ANGLO PACIFIC GROUP PLC

Starfield Resources Inc. (SRU-TSXV) is pleased to announce a 6,000,000 unit private Placement yielding the Company a total of $2,100,000 Cdn. Each unit is priced at $0.35 Cdn and consists of a common share and a warrant to purchase a further common share at $0.45 Cdn for a period of 18 months. The placement is lead by Anglo Pacific Group PLC (APG-L). Anglo Pacific, listed in London and Australia is a Mining Group with interests in coal, coal bed methane, gold and platinum in Australia and North America. This investment is part of Anglo Pacific’s strategy to seek more active participation in high quality resource opportunities. For further information please visit the company web site http://www.anglopacificgroup.com/.

Starfield Resources Inc. is exploring its 100% owned Ferguson Lake property, 120 km WS/W of Rankin Inlet in the Nunavut Territory of Canada which hosts a large Nickel/Copper/Cobalt/Palladium/Platinum inferred mineral resource. To date over 61,000 meters of drilling has delineated a plus 60M/tonnes-inferred mineral resource at a cut off of 1% Ni + Cu, which extends for 4 km and is open on strike to the West. In addition, during 2002, the company discovered a distinct but separate high-grade Platinum/Palladium horizon paralleling the massive sulphide ore body that is contained in a low sulphide footwall setting extending from close to surface and to depth along strike for approximately 430 meters. Low sulphide mineralization showing a grade of 3.66 g/t Palladium and 2.44 g/t Platinum (6.1 g/t Pd + Pt) over 10.18 meters which included 1.11 meters of 19.62 g/t Palladium and 14.04 g/t Platinum (32.7 g/t Pd + Pt) were reported in a news release dated October 17, 2002. Both distinct targets will continue to be explored aggressively in 2003. For further information visit the company web site www.starfieldres.com

A portion of the placement is deemed flow through and a finder’s fee is payable commensurate with TSX.V policies.

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	January 29th , 2002
Corporate Office:	#SRU-02-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

PRIVATE PLACEMENT CLOSES

Starfield Resources Inc. announces the closing of a private placement announced on December 31, 2002. of 988,750 flow through units at $0.32 per unit. Each unit consists of a flow through common share and one purchase warrant. Each purchase warrant together with payment of $0.35 entitles the holder to acquire a further flow through share. The hold period on the securities will expire May 24, 2003.

Finder’s Fees were paid commensurate with TSX policy to the following:

Strand Securites Corporation	$5952	and 40,000 FT Units
Vencorp Capital Inc.	$1280
Canaccord Capital Corp	$4000
C. Jones	$1536

On behalf of the Board of Directors

“Glen J. Indra”

Glen J. Indra, President

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC. (TSXV- SRU) NEWS RELEASE
For Immediate Release:	February 14, 2003
Vancouver, B.C.

Starfield Resources Inc. (TSXV- SRU) (the "Corporation") announced today, subject to the approval of the TSX Venture Exchange Inc., its intention to amend Stock Option Agreements dated the 8 th day of March 2002, between the Corporation and each of Louise Davey, Barbara Kelly, Brian Game, John Nicholson and Per Hedblum, who are employees and consultants of the Corporation. The proposed amendment will reduce the exercise price from $0.90 to the market price at the close of trading today, being, $0.40. The expiry date for exercise of the options will remain unchanged. In addition, the Corporation is proposing to grant options to acquire a total of 3,140,000 listed shares at an exercise price of $0.40 to directors, officers, employees and consultants in amounts to be determined, subject to Exchange approval. Under its Stock Option Plan, the Corporation has reserved for issuance a total of 3,740,000 options to acquire listed shares.

For further information contact Mr. Glen Indra, President, at:

Tel: (604) 608-0400
Fax: (604) 608-0344
Email: info@starfieldres.com

The TSX Venture Exchange Inc. has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

On behalf of the Board of Directors

“Glen Indra”

Glen Indra, President

STARFIELD RESOURCES INC.
PRESS RELEASE	Febuary 18th , 2002
Corporate Office:	#SRU-04-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 4

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

HIGHER GRADE PLATINUM AND PALLADIUM RESULTS CONSISTENTLY TRACKED IN BALANCE
OF PHASE II LOW SULPHIDE HORIZON DRILLING

Fire-assay PGE and base-metal assay results have been received from the balance of the eleven hole Phase II delineation drilling in the shallower eastern portion of the West Zone ( holes 02-149-152 and a section completing pending assays previously reported for hole 02-147). These newly -reported holes and those discussed in our Press Releases dated December 4th and 18th, 2002 continue to track significant PGE mineralized horizons. These PGE footwall, low-sulphide (LS) and PGE-rich massive sulphides are new discoveries made in unexplored portions of the footwall host gabbro unit underlying the main PGE-bearing massive sulphide horizon.

This second phase of the 2002 exploration continued to demonstrate the significant discovery and consistency of numerous low-sulphide higher grade PGE footwall intercepts which were first identified in a high-grade PGE intercept in hole 02-109 on Line 4320W. To date, LS higher grade PGE footwall intercepts have been tracked along strike by drilling from line 4268W to line 4759W a total of 491 meters. Both the updip and downdip potential remains untested in the newly defined LS-PGE horizons. The furthest LS -PGE intercept occurs in hole 01-104 on line 6300W some 1500 meters to the West where a 0.5 meter interval grading 9.86 g/t Pd (Palladium) and 1.44 g/t Pt (Platinum) was first encountered. Part of the initial stage of the 2003 drilling program will be designed to continue to track the PGE-LS horizons to surface and along this strike length of approximately 2000 meters.

Highlights of the most recent results are as follows and are more fully shown in the accompanying tables.

Hole 02-149 encountered five LS-PGE zones and three PGE-bearing sulphide horizons below the main massive sulphide zone. Highlights from the LS-PGE and PGE bearing massive sulphides (footwall) are detailed in Table 1.

TABLE 1: FL-02-149

Hole 02-150 encountered three LS -PGE zones and two PGE-bearing sulphide horizons bellow the main sulphide zone.

Highlights from the LS-PGE and PGE bearing massive sulphides (footwall) are detailed in Table 2.

TABLE 2: FL-02-150

Hole 02-152 encountered multiple LS-PGE zones and multiple PGE-bearing sulphide horizons below the main sulphide zone. Highlights from the LS-PGE and PGE bearing massive sulphides (footwall) are detailed in Table 4

TABLE 4: FL-02-152

It is important to note that drill holes 02-149, 02-150, 02-151 and 02-152 on Lines 4320W, 4410W and 4450 W respectively, were designed to penetrate through the base of the gabbro host rock and its basement amphibolite and gneissic rocks. Gabbroic thicknesses in excess of 300 meters continued to open with depth as seen in previous holes in the area.

Over the ten kilometers of known strike length of the host gabbro, these newly-discovered thicker portions of the gabbro unit are considered by Starfield to be excellent prospective environments for PGE-bearing Cu+Ni massive sulphides and LS -PGE footwall styles of mineralization. These PGE-enriched mineralized sulphide intercepts discovered deeper in the footwall of the gabbro are interpreted to correspond to the relatively low response UTEM conductor. This interval extends at depth and along strike of West Zone supporting the potential for similar new discoveries in the 2003 drill campaign.

With these new results from the LS-PGE and PGE bearing sulphides zones, Starfield Resources continues to better prove up this new and emerging footwall style of mineralization.

Recapping, the previously reported 2002 Phase II definition drilling in the area of 02-135 including the recently received “assay pending” results from 02 -147 are as follows:

On behalf of the Board of Directors

Glen Macdonald, P. Geol.
Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

STARFIELD RESOURCES INC.
PRESS RELEASE	March 4 , 2002
Corporate Office:	#SRU-05-03
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU - TSX.V
V6C 2T6	SRFDF – OTC BB

Tel: (604) 608-0400 Fax:(604) 608-0344
Toll Free: (877) 233-2244 Email: info@starfieldres.com Website: http://www.starfieldres.com	Page 1 of 1

Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

FOOTWALL, LOW-SULPHIDE PLATINUM AND PALLADIUM MINERALIZATION
SHOWS POSITIVE RESPONSE TO DENSE MEDIA SEPARATION METHODS
AND YIELDS HIGH RECOVERIES

Starfield Resources Inc. has received progress report results from their contract with Mountain States R&D International Inc. of Vail, Arizona who are concluding a preliminary scoping study of the footwall-style of low-sulphide platinum group element (PGE) mineralization. Their work included Dense Media Separation methods which are being used successfully by some South African platinum and palladium producers to lower capital and operating costs during their wide-reef PGE mining operations.

Samples of quartered drill core from the footwall-hosted, low-sulphide (LS) PGE mineralization discovered in the shallower portion of Ferguson Lake West Zone were submitted from drill hole 02-135.

Small-scale scoping tests of LS -PGE mineralization were designed to test response to density separation and to provide samples for PGE mineral identification. Assay results from a 5.26 meter interval (143.15 to 148.4 meters) crushed and sized to a -3/8 inch and +35 mesh fraction had a head grade of 3.13 g/t platinum plus palladium. This material was subjected to dense media separation utilizing a specific gravity (sink-float) of 3.10. Approximately 88% of the material was rejected into the float portion while 83% of the platinum and 74% of the palladium was recovered in the sink product. These significant recoveries from the LS-PGE material tested resulted in a dense media sink product accounting for 12% of the original weight. The sink heavy minerals recovered graded 13.4 g/t platinum and 7.0 g/t palladium for a combined upgraded PGE concentrate of 20.4 g/t (Pt+Pd) as compared to the starting head grade of this fraction at 3.13 g/t Pt+Pd. This test indicates encouraging recovery and a 6.5-fold increase in the final PGE sink product with a complimentary 88% decrease in the weight of material (float reject) that normally would require further costly processing. During this stage of crushing of the gabbroic rock hosting the LS-PGE mineralization the production of talc material was not encountered. Talc is known to plague some PGE producers by causing processing inefficiencies.

A preliminary Scanning Electron Microscope (SEM) study and identification of the sink product revealed liberated PGE particles that should enhance further metallurgical processing.

It should be noted that this is the first testing of LS-PGE mineralization and optimization of testing has not yet been undertaken. These results from the 5.26 meter se ction in hole 02-135 demonstrate the amenability of this style of mineralization to PGE concentrate upgrading (Dense Media Separation) and low-cost processing (high weight rejection).

Plans for early exploration work during 2003 include up-dip drilling to surface and along strike of the low-sulphide PGE footwall-style of mineralization at Ferguson Lake.

On behalf of the Board of Directors

“Glen C. Macdonald”

Glen Macdonald, P. Geol. Director

This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.